FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release for 3rd Quarter of Fiscal Year 2014
2.	Cosan Limited consolidated interim financial statements at September 30, 2014 and report of independent registered public accounting firm

Item 1

Net revenue grows 7.7% and pro forma EBITDA reaches R$1.1 billion in 3Q14

São Paulo, November 05, 2014 – COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLT33) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CASAN3) announce today its results for the third quarter (3Q14) comprised of July, August and September 2014. The results are consolidated in accordance with the accounting principles adopted in Brazil and internationally (IFRS).

Earnings Conference Call
Portuguese
November 06, 2014
08:00 (EST)
Phone: + 55 11 3193 1001
           + 55 11 2820 4001
Access Code: COSAN

English
November 06, 2014
09:00 (EST)
Phone (BR): + 55 11 3193 1001
                   + 55 11 2820 4001
Phone (USA): +1 786 924 6977
Access Code: COSAN

3Q14 Highlights

o   Raízen Combustíveis’ EBITDA of R$546 million with 6% growth in volume sold compared to 3Q13

o   Raízen Energia's EBITDA of R$631 million with margin of 27%

o   Comgás reaches 2.2% growth volume in commercial customers with record number of connections

o   Rumo’s operational efficiency ensures an elevation of 3.1 million tons of sugar in the quarter

Investor Relationship	3Q14	3Q13	Summary of Financial Information - Cosan Consolidated¹	9M 14	9M 13
Email: ri@cosan.com.br	(Jul-Sep)	(Jul-Sep)	Amount in R$ MM	(Jan-Sep)	(Jan-Sep)
Telephone: +55 11 3897 9797	10,283.6	9,547.9	Net Revenue	29,472.8	26,775.1
Site: www.cosan.com.br/ri	1,235.7	1,404.6	Gross Profit	3,625.8	3,449.9
Fiscal Year Definitions: 3Q14 - quarter ended September 30, 2014 3Q13 - quarter ended September 30, 2013 YTD 14 - 9 months beginning January 1, 2014 and closing September 30, 2014 YTD 13 - 9 months beginning January 1, 2013 and closing September 30, 2013	12.0%	14.7%	Gross Margin (%)	12.3%	12.9%
	561.0	719.3	Operating Profit	1,574.7	1,611.9
	1,061.3	1,202.7	EBITDA	2,969.1	2,941.8
	10.3%	12.6%	EBITDA Margin (%)	10.1%	11.0%
	(8.3)	(12.0)	Equity Pick-up	(23.2)	(14.7)
	99.2	317.6	Net Income before non-controlling Interest	624.1	294.5
	15.2	205.9	Net Income	375.5	31.5
	0.1%	2.2%	Net Margin (%)	1.3%	0.1%

	588.9	685.9	CAPEX	2,038.9	2,103.5
	11,488.6	9,892.1	Proforma Net Debt (w/ preferred shareholders payable in subsidiaries)	11,488.6	9,892.1
	13,970.2	13,268.1	Shareholders' Equity and Minority Shareholders	13,970.2	13,268.1
	Note 1: Considering the consolidation of 50% of Raízen Combustíveis and Raízen Energia

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Earnings Release 3rd Quarter of Fiscal Year 2014

A.	Highlights and Business Units

A.1	Business Units

The following is a specific section for each business unit, including their key operating data, and analyses of the results, from net revenue to EBITDA.

Our business units (reportable segments) are organized as follows:

o	Raízen Combustíveis	Fuels Distribution
o	Raízen Energia	Sugar, Ethanol and Cogeneration
o	Comgás	Natural Gas Distribution
o	Rumo	Logistics Operations
o	Cosan Lubrificantes	Lubricants, Base Oils and Specialties
o	Radar	Investments in Agricultural Land
o	Other Business	Corporate Structure and Other Investments

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Earnings Release 3rd Quarter of Fiscal Year 2014

A.2 Cosan Consolidated Result

For Cosan’s consolidated financial information, we considered 100% of the results of Comgás, Rumo, Cosan Lubrificantes, Radar and Other Businesses.  From April 1, 2013, upon the adoption of IFRS 11, Raízen Energia and Raízen  Combustíveis results are reported in the “Equity Pick-up” line, considering a proportionate interest (50%) in the result.  Adjustments and Eliminations represent intercompany balances and transactions.

EBITDA reported herein complies with CVM Rule 527/12, published by the Brazilian Securities and Exchange Commission on October 4, 2012, and may differ from the amounts disclosed in previous periods due to equity accounting adjustment.  Consequently, EBITDA now consists of operating profit before financial expenses, plus depreciation, amortization and equity pick-up.

3Q14	3Q13		EBITDA (Reconciliation ICVM 527)	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
15.2	205.9	-92.6%	Net Income	375.5	31.5	n/a
(75.8)	(191.0)	-60.3%	(-) Equity Pick-up	(461.9)	(251.3)	83.8%
-	-	n/a	(-) Income from Discontinued Operations	-	3.4	-100.%
80.5	108.1	-25.6%	(+) Minority Shareholders	237.6	251.3	-5.4%
(15.9)	117.8	n/a	(+) Income Taxes	25.9	334.1	-92.3%
299.8	132.9	n/a	(+) Net Financial Expense (Revenue)	633.3	625.7	1.2%
172.9	153.4	12.7%	(+) Depreciation and Amortization	503.9	439.7	14.6%
476.8	527.1	-9.6%	EBITDA (before ICVM 527)	1,314.3	1,434.4	-8.4%
75.8	191.	-60.3%	(+) Equity Pick-up	461.9	251.3	83.8%
552.6	718.1	-23.1%	EBITDA (after ICVM 527)	1,776.2	1,685.6	5.4%
-	-	n/a	(+) Reclassification of Discontinued Operations2	-	(3.4)	-100.%
552.6	718.1	-23.1%	Adjusted EBITDA (after ICVM 527)	1,776.2	1,682.3	5.6%
Note 2: Due to the disposal of the retail sugar trading business represented by Cosan Alimentos, the company reclassified this unit’s results to discontinued operations, as required by accounting rules IFRS5/CPC31 – Non-current Asset Held for Sale and Discontinued Operation.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Below we report the results for 3Q14 for each business unit for all segments detailed above.  All information reflects 100% of their financial performance, regardless of Cosan’s interest.

For the purposes of consolidated EBITDA reconciliation, the Adjustments and Eliminations column refers to the elimination of net incomes from businesses controlled by Cosan for consolidation purposes. The same adjustment applies when we consider Raízen’s results for EBITDA calculation. As a result of the spin-off executed on October 1st, 2014 find at the appendix of this report  a table segregating the results of Cosan and Cosan Logistics.

Results by Business Unit	Comgás	Rumo	Lubrificantes	Radar	Other Businesses	Adjusts and Eliminations	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated
3Q14

Net Revenue	1,643.7	261.3	429.9	27.3	0.0	-	2,362.3	14,333.9	2,331.3	(8,332.6)	(411.3)	10,283.6
Cost of Goods and Services	(1,148.9)	(180.7)	(333.0)	(6.9)	0.0	-	(1,669.5)	(13,621.9)	(1,957.4)	7,789.7	411.3	(9,047.9)
Gross Profit	494.8	80.6	96.9	20.4	0.0	-	692.8	711.9	373.9	(542.9)	-	1,235.7
Gross Margin(%)	30.1%	30.9%	22.5%	74.7%	n/a	n/a	29.3%	5.%	16.%	6.5%	-%	12.%
Selling Expenses	(165.1)	-	(64.5)	-	-	-	(229.7)	(299.9)	(146.0)	222.9	-	(452.6)
General and Administrative Expenses	(75.2)	(20.9)	(17.7)	(8.9)	(32.1)	-	(154.8)	(95.5)	(137.3)	116.4	-	(271.2)
Other Operating Revenues (Expenses)	(6.0)	1.0	0.4	18.8	(18.7)	-	(4.5)	83.8	23.3	(53.6)	-	49.1
Equity Pick-up	-	0.0	(1.5)	-	201.3	(124.0)	75.8	3.9	(12.9)	4.5	(79.6)	(8.3)
Depreciation and Amortization	128.9	25.7	17.3	0.2	0.9	-	172.9	141.9	529.5	(335.7)	-	508.6
EBITDA	377.4	86.4	30.9	30.5	151.4	(124.0)	552.6	546.2	630.5	(588.4)	(79.6)	1,061.3
EBITDA Margin (%)	23.%	33.1%	7.2%	n/a	n/a	n/a	23.4%	3.8%	27.%	7.1%	-%	10.3%
Financial income	(75.4)	(9.8)	27.4	(0.2)	(203.5)	3.1	(258.4)	(38.7)	(128.5)	83.6	(43.4)	(385.4)
Financial expense	27.2	6.5	1.7	1.8	17.3	(3.1)	51.4	23.3	106.5	(64.9)	43.4	159.7
Foreign exchange gain (losses), net	(80.9)	0.3	(46.0)	-	(82.8)	-	(209.3)	(68.1)	(266.8)	167.4	-	(376.8)
Derivatives	80.9	-	9.0	-	26.6	-	116.5	(3.3)	94.7	(45.7)	-	162.2
Income taxes expenses	(66.3)	(19.4)	(2.0)	(3.6)	107.1	-	15.9	(121.2)	63.1	29.0	-	(13.2)
Non-controlling interests	-	(0.5)	-	-	-	(80.0)	(80.5)	(7.1)	-	3.5	-	(84.0)
Profit (loss) for the period	134.1	37.8	3.7	28.3	15.2	(204.0)	15.2	189.1	(29.9)	(79.6)	(79.6)	15.2

Results by Business Unit	Comgás	Rumo	Lubrificantes	Radar	Other Businesses	Adjusts and Eliminations	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated
9M 14

Net Revenue	4,777.5	659.7	1,202.1	126.1	0.1	-	6.765,4	41,029.7	6,622.5	(23,826.1)	(1,118.8)	29.472,8
Cost of Goods and Services	(3,309.2)	(432.8)	(938.1)	(55.3)	0.0	-	(4.735,3)	(39,029.5)	(5,431.2)	22,230.3	1,118.8	(25.846,9)
Gross Profit	1,468.4	226.9	264.0	70.8	0.1	-	2.030,1	2,000.2	1,191.3	(1,595.7)	-	3.625,8
Gross Margin(%)	30.7%	34.4%	22.%	56.1%	n/a	n/a	30.%	4.9%	18.%	6.7%	-%	12.3%
Selling Expenses	(473.9)	-	(186.7)	-	-	-	(660,6)	(884.9)	(426.9)	655.9	-	(1.316,5)
General and Administrative Expenses	(218.3)	(63.6)	(51.5)	(25.7)	(96.5)	-	(455,7)	(296.5)	(398.7)	347.6	-	(803,3)
Other Operating Revenues (Expenses)	(13.9)	(0.5)	0.6	63.6	(153.3)	-	(103,5)	262.3	82.0	(172.1)	-	68,6
Equity Pick-up	-	0.0	(4.8)	0.0	879.2	(412.5)	461,9	11.2	(28.8)	8.8	(476.3)	(23,2)
Depreciation and Amortization	376.7	70.4	53.6	0.7	2.5	-	503,9	403.2	1,423.9	(913.6)	-	1.417,5
EBITDA	1,138.9	233.2	75.2	109.4	632.0	(412.5)	1.776,2	1,495.6	1,842.8	(1,669.2)	(476.3)	2.969,1
EBITDA Margin (%)	23.8%	35.4%	6.3%	86.8%	n/a	n/a	26.3%	3.6%	27.8%	7.%	-%	10.1%
Financial income	(217.6)	(52.3)	62.6	(0.8)	(557.9)	9.2	(756,6)	(102.0)	(370.6)	236.3	(43.4)	(1.036,4)
Financial expense	65.7	28.6	3.3	7.7	76.4	(9.2)	172,4	69.8	252.2	(161.0)	43.4	376,9
Foreign exchange gain (losses), net	(48.7)	0.6	(20.1)	-	(39.3)	-	(107,5)	(15.1)	(136.8)	76.0	-	(183,5)
Derivatives	48.7	-	(6.6)	-	16.3	-	58,4	(31.4)	139.1	(53.8)	-	112,3
Income taxes expenses	(208.3)	(47.0)	(9.6)	(11.4)	250.5	-	(25.9)	(327.6)	(14.2)	170.9	-	(196.8)
Non-controlling interests	-	(0.1)	-	-	-	(237.5)	(237.6)	(22.0)	-	11.0	-	(248.6)
Profit (loss) for the period	402.1	92.6	51.2	104.1	375.5	(650.0)	375.5	664.1	288.5	(476.3)	(476.3)	375.5

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Earnings Release 3rd Quarter of Fiscal Year 2014

B. Results by Business Unit

B.1 Raízen Combustíveis

Below you will find the results of Raízen Combustíveis, the business unit that distributes and trades fuels through a network of franchised Shell service stations, in addition to supplying fuels to industrial clients and distributing aviation fuel.

Following the adoption of IFRS 11 – Joint Arrangements, starting in April 2013 Cosan no longer consolidates Raízen on its balance sheet, statement of income and cash flows, and the result from this business unit has been reported under “Equity Accounting Result” ever since. Given Raízen’s materiality in Cosan’s financial information, we will report this segment’s performance separately.

Net Revenue

3Q14	3Q13		Sales Breakdown	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
14,333.9	12,737.2	12.5%	Fuel Sales	41,029.7	35,462.8	15.7%
831.7	756.1	10.0%	Ethanol	2,566.9	2,086.4	23.0%
5,557.1	4,911.6	13.1%	Gasoline	16,234.0	14,042.4	15.6%
6,512.8	5,631.7	15.6%	Diesel	17,910.9	15,212.7	17.7%
1,271.3	1,290.0	-1.4%	Aviation	3,837.6	3,693.4	3.9%
160.9	147.9	8.8%	Other Products	480.2	428.0	12.2%

Raízen Combustíveis’ net revenue in 3Q14 totaled R$14.3 billion, representing an increase of 12.5% compared to the amount reported in 3Q13. This growth was driven primarily by a 6.1% increase in the total volume of fuel sold in the period, especially diesel and gasoline, which rose 7.4% and 7.9% respectively between the quarters.

Additionally, the average price of products sold increased 6.1% year-over-year, from R$2,083/m3 in 3Q13 to R$2,210/m3 in 3Q14, due mostly to the increase in gasoline and diesel prices charged by Petrobras in 2013, as well as the higher average price of ethanol in the period.

The network of Shell service stations ended 3Q14 with nearly 5,285 stations and 930 convenience stores.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Fuels
Volume (million liters) and Average Unit Price (R$/cbm)

Inventories

Fuels Inventories
	09/30/2014	09/30/2013	Chg. %
000' cbm	534.2	731.9	-27.0%
R$'MM	1,069.6	1,302.8	-17.9%
R$/cbm	2,002.2	1,780.2	12.5%

Cost of Goods Sold

3Q14	3Q13		COGS	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(13,621.9)	(12,077.2)	12.8%	Fuel Sales	(39,029.5)	(33,652.3)	16.0%

In 3Q14, Raízen Combustíveis’ cost of goods sold totaled R$13.6 billion, up 12.8% compared to 3Q13. This is mainly due to the higher volumes sold and price increases performed by Petrobras.

Gross Profit

3Q14	3Q13		Gross Profit	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
711.9	660.0	7.9%	Gross Profit	2,000.2	1,810.5	10.5%
5.0%	5.2%	-0.2 p.p.	Gross Margin (%)	4.9%	5.1%	-0.2 p.p.

Raízen Combustíveis' gross profit in 3Q14 totaled R$711.9 million, up 7.9% compared to the R$660.0 million recorded in 3Q13. Gross margin in the quarter was 5.0%, in line with the same period last year.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Selling, General, and Administrative Expenses

3Q14	3Q13		SG&A Expenses	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(299.9)	(263.1)	14.0%	Selling Expenses	(884.9)	(776.0)	14.0%
(95.5)	(99.7)	-4.2%	G&A Expenses	(296.5)	(280.4)	5.7%
83.8	66.3	26.4%	Other Operational Revenues/Expenses	262.3	213.6	22.8%

Raízen Combustíveis’ selling expenses totaled R$299.9 million in 3Q14, up 14.0% year-on-year, mainly due to increased fuel sales volume in the period, which raises freight and logistics costs.

General and administrative expenses were R$95.5 million in 3Q14, 4.2% lower than the R$99.7 million reported in 3Q13.

Other operating revenues totaled R$83.8 million in 3Q14, which included merchandising fees, convenience store royalties, rent, and revenues from the sale of assets.

EBITDA

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
546.2	483.1	13.1%	EBITDA	1,495.6	1,323.3	13.0%
3.8%	3.8%	0.0 p.p.	EBITDA Margin (%)	3.6%	3.7%	-0.1 p.p.

Raízen Combustíveis’ EBITDA was R$546.2 million in 3Q14, up 13.1% over 3Q13. EBITDA margin remained stable at 3.8% when comparing quarters.

CAPEX

3Q14	3Q13		CAPEX	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
195.7	143.4	36.5%	CAPEX	602.3	386.2	56.0%

Raízen Combustíveis’ CAPEX totaled R$195.7 million in 3Q14, an increase of 36.5% compared to 3Q13. Expenses in the period related to new and renewed contracts with distributors, investments in service stations network, spending on health, safety and environmental requirements (SSMA), as well as other expenses related with logistics and distribution.

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Earnings Release 3rd Quarter of Fiscal Year 2014

B.2 Raízen Energia

The following are the results for Raízen Energia, whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization - VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading.

Following the adoption of IFRS 11 – Joint Arrangements, Cosan no longer consolidates Raízen on its balance sheet, statement of income and cash flows, and the result from this business unit has been reported under “Equity Accounting Result” ever since. Given Raízen’s materiality in Cosan’s financial information, we will report this segment’s performance separately.

Production Figures

Raízen Energia

At the end of 3Q14, Raízen Energia operated 24 sugar, ethanol and energy cogeneration mills, with a crushing capacity of 66.8 million tons of sugarcane per crop year.

3Q14	3Q13		Operational Figures	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %		(Jan-Sep)	(Jan-Sep)	Chg. %
24,475	26,824	-8.8%	Crushed Sugarcane	45,411	45,358	0.1%
11,405	11,745	-2.9%	Own (‘000 tonnes)	23,218	22,767	2.0%
13,070	15,079	-13.3%	Suppliers (‘000 tonnes)	22,193	22,591	-1.8%
139.9	135.4	3.3%	Sugarcane TRS (kg/tonne)	132.7	129.7	2.3%
73.8	86.8	-15.0%	TCH (Tonnes per hectare)	76.6	86.5	-11.4%
96.2%	94.0%	2.2 p.p.	Mechanization (%)	96.7%	94.5%	2.2 p.p.
			Production
1,881	2,128	-11.6%	Sugar	3,234	3,318	-2.5%
1,206	1,337	-9.8%	Raw Sugar (‘000 tonnes)	2,135	2,203	-3.1%
675	791	-14.7%	White Sugar (‘000 tonnes)	1,099	1,114	-1.4%
903	884	2.2%	Ethanol	1,608	1,479	8.7%
407	456	-10.8%	Anhydrous Ethanol (‘000 cbm)	720	716	0.6%
496	428	16.0%	Hydrous Ethanol (‘000 cbm)	888	763	16.4%

In 3Q14, the volume of crushed sugarcane topped 24.5 million tons, 8.8% lower than in 3Q13 when the total reported was 26.8 million tons. This decrease was due to the dry weather experienced, which hampered the process of planting and growing of sugar cane, affecting the crushing level during the quarter. Of the total amount crushed, 53.4% was third-party sugarcane while 46.6% was own sugarcane, including agricultural partners.

In 3Q14, 96.2% of own sugarcane was harvested mechanically and the total recoverable sugars (TRS) of the sugarcane reached 139.9 kg/ton, a growth of 3.3% year-over-year mainly due to the dry weather conditions, causing a higher concentration of total sugars in the harvested cane.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Agricultural productivity in 3Q14 - measured in tons of sugarcane per hectare (TCH) - reached 73.8 t/ha, down 8.1% compared to 3Q13, when the reported figure was 86.8 t/ha, due to the drought suffered by the Mid-Southern region of Brazil since the end of the 2013/14 harvest.

In 3Q14, the average age of sugarcane fields was 3.4 years, reflecting the properly renewal of owned sugarcane plantation areas during the crop and off-crop season. The production mix prioritized sugar, with 56.6% of sugarcane crushed destined to sugar production, totaling 1.9 million tons of sugar and 903 million liters of ethanol produced in 3Q14.

Net Revenue

3Q14	3Q13		Sales Breakdown	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg.%	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg.%
2,331.3	3,246.7	-28.2%	Net Operating Revenue	6,622.5	7,075.3	-6.4%
1,075.1	1,492.3	-28.0%	Sugar Sales	2,883.4	3,428.2	-15.9%
254.8	211.7	20.3%	Domestic Market	746.6	595.3	25.4%
820.3	1,280.6	-35.9%	Foreign Market	2,136.8	2,832.8	-24.6%
952.0	1,519.8	-37.4%	Ethanol Sales	3,152.6	3,223.8	-2.2%
528.3	870.4	-39.3%	Domestic Market	1,551.2	1,722.4	-9.9%
145.2	339.7	-57.3%	Foreign Market	644.3	850.5	-24.3%
278.5	309.7	-10.1%	Trading	957.1	650.8	47.1%
230.6	153.3	50.4%	Energy Cogeneration	432.8	263.6	64.2%
73.6	81.4	-9.6%	Other Products and Services	153.6	159.8	-3.8%

In 3Q14, Raízen Energia’s net revenue totaled R$2.3 billion, down 28.2% compared to the value reported in 3Q13, which was R$3.2 billion.

The lower volumes of sugar and ethanol sold, as well as the drop in the average prices of sugar and ethanol seen in the foreign market, were mainly responsible for the decrease in net revenue in the quarter. Additionally, there was a decline in revenue for the trading of ethanol in the foreign market.

Sugar Sales

In 3Q14, net revenue from sugar sales totaled R$1.1 billion, down 28.0% compared to 3Q13. During the period, there was a 22.9% reduction in the volume of sugar sold, especially when considering the foreign market, which experienced a 30.8% reduction in sales compared to the same period last year. This was primarily due to the postponement of shipments to the end of the 2014/15 crop and consequent increase in inventories.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Net income was also impacted by a 6.5% reduction in the average price of sugar, which fell to R$924/ton in 3Q14 from R$988/ton in 3Q13. On international markets, the fall in price was even steeper, declining 7.4% in line with the price of other commodities during the period.

Sugar
Volume Sold (‘000 tons) and Average Unit Price (R$/ton)

Sugar Inventories

Sugar inventories
	09/30/2014	09/30/2013	Chg. %
'000 ton	1,580.0	1,087.0	45.4%
R$'MM	1,168.8	746.6	56.6%
R$/ton	739.8	686.8	7.7%

Ethanol Sales

In 3Q14, net revenue from ethanol sales reached R$952.0 million, a decrease of 37.4% compared to 3Q13.

The decrease in net revenue when comparing the quarters can be explained mainly by a 39.1% reduction of volumes sold due to the postponement of shipments of ethanol to the end of the 2014/15 crop, partially offset by a 2.7% increase of the average price in the period, which went from R$1,352/cbm in 3Q13, to R$1,389/cbm in 3Q14.

In 3Q14, net revenue from ethanol trading transactions in the foreign market reached R$278.5 million, a total volume of 178.5 million liters.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Ethanol
Volume Sold (million liters) and Average Unit Price (R$/cbm)

Ethanol Inventories

Ethanol Inventories
	09/30/2014	09/30/2013	Var. %
'000 cbm	1,082.0	653.0	65.7%
R$'MM	1,268.6	720.4	76.1%
R$/cbm	1,172.5	1,103.2	6.3%

Energy Cogeneration

All of Raízen Energia’s 24 mills generate energy and are self-sufficient, 13 of which sell surplus energy from cogeneration.

In 3Q14, net revenue from energy sales totaled R$230.6 million, up 50.4% compared to 3Q13, chiefly due to an average price increase of 51.0% to R$258/MWhand a higher volume of transactions in the spot market during the period.

The total volume of energy sold in the quarter was 892,200 MWh, remaining almost in line with the volume reported during the same period last year.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Electric Energy
Volume Sold (’000 MWh) and Average Unit Price (R$/MWh)

Other Products and Services

In 3Q14, net revenue from other products and services totaled R$73.6 million, down 9.6% year-over-year.  These revenues are relative to the sale of sugarcane, steam, molasses and raw materials to service providers in the agricultural industry.

Cost of Goods Sold

Raízen Energia's cost of goods sold is reported together with the average unit costs, net of the effects of depreciation and amortization (cash cost).

3Q14	3Q13		COGS per Product	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(1,957.4)	(2,520.6)	-22.3%	Cost of Goods Sold	(5,431.2)	(5,864.0)	-7.4%
(870.9)	(1,048.2)	-16.9%	Sugar	(2,316.5)	(2,486.4)	-6.8%
(597.1)	(1,037.7)	-42.5%	Ethanol	(1,880.1)	(2,240.2)	-16.1%
(288.5)	(297.2)	-2.9%	Trading	(945.5)	(636.4)	48.6%
(68.6)	(59.2)	15.8%	Energy Cogeneration	(134.2)	(119.4)	12.3%
(132.4)	(78.4)	68.9%	Others	(155.0)	(381.8)	-59.4%
			Average Unitary Production Costs²
(468.5)	(500.0)	-6.3%	Cash Cost of Sugar (R$/tonne)	(498.5)	(501.6)	-0.6%
(837.4)	(895.0)	-6.4%	Cash Cost of Ethanol (R$/’000 liters)	(840.9)	(860.4)	-2.3%
Note 3: Average unit costs represent the cash cost, which is net of plantation and cultural treat depreciation and amortization, agricultural depreciation (machinery and equipment), industrial depreciation, and harvest off-season maintenance.

In 3Q14, Raízen Energia’s cost of goods sold reached R$2.0 billion, 22.3% lower than the figure recorded in 3Q13. This is mainly because of lower sales volumes of sugar and ethanol in the quarter due to the deferral of shipments to the end of the 2014/15 crop.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Raizen Energia managed to lower its operating costs from what was reported in 3Q13, while achieving an improvement of raw material quality, with the TSR level up 3.3% quarter-on-quarter, from 135.4kg/t in 3Q13 to 139.9kg/t in 3Q14.

The unit cost of goods produced by Raízen Energia was also impacted by the following factors:

•	Increase in the cost of the TSR per kilogram released by CONSECANA of 4.5%, which was R$0.4637/kg in 3Q14 compared to R$0,4439/kg in 3Q13, impacting the cost of third-party sugarcane;

•	Decrease in the agricultural productivity of sugarcane fields, represented by a higher ton of cane per hectare (TCH) level, which went from 86.8 in 3Q13 to 73.8 in 3Q14.

Gross Profit

3Q14	3Q13		Gross Profit and Gross Margin	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
373.9	726.1	-48.5%	Gross Profit	1,191.3	1,211.3	-1.7%
204.3	444.1	-54.0%	Sugar	566.9	941.8	-39.8%
19.0%	29.8%	-10.7 p.p.	Sugar Gross Margin (%)	19.7%	27.5%	-7.7 p.p.
44.8%	49.4%	-4.6 p.p.	Sugar (Cash) Gross Margin (%)	43.6%	48.3%	-4.6 p.p.
76.4	172.4	-55.7%	Ethanol	315.4	332.9	-5.3%
11.3%	14.2%	-2.8 p.p.	Ethanol Gross Margin (%)	14.4%	12.9%	1.4 p.p.
37.0%	29.7%	7.4 p.p.	Ethanol (Cash) Gross Margin (%)	40.1%	33.9%	6.3 p.p.
(10.0)	12.4	n/a	Trading	11.6	14.4	-19.3%
-3.6%	4.0%	-7.6 p.p.	Ethanol Trading Margin (%)	1.2%	2.2%	-0.8 p.p.
162.0	94.0	72.3%	Energy Cogeneration	298.7	144.1	n/a
70.3%	61.3%	8.9 p.p.	Energy Cogeneration Margin (%)	69.0%	54.7%	14.5 p.p.
(58.7)	3.0	n/a	Other Products and Services	(1.3)	(222.0)	-99.4%

In 3Q14, Raízen Energia’s gross profit totaled R$373.9 million, a decrease of 48.5% compared to 3Q13, when the gross profit reported was R$726.1 million.

Gross profit from the sale of sugar was R$204.3 million in 3Q14, down 54.0% year-over-year. Ethanol sales fell 55.7% year-over-year to R$76.4 million. Unlike the results presented by sugar and ethanol, the sale of electric energy was higher than in 3Q13, resulting in gross profit of R$162.0 million, up 72.3%.

The result from the sale of other products and services was a negative R$58.7 million, impacted by the loss (non-cash impact) of R$64.6 million from the negative effect of the biological asset’s fair value and agricultural product  recognized as a cost during 3Q14.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Selling, General and Administrative Expenses

3Q14	3Q13		SG & A Expenses	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(146.0)	(223.8)	-34.8%	Selling Expenses	(426.9)	(533.6)	-20.0%
(137.3)	(134.8)	1.9%	General and Administrative Expenses	(398.7)	(401.6)	-0.7%

Raízen Energia’s selling expenses were R$146.0 million in 3Q14, 34.8% lower than the amount reported in 3Q13, due mostly to the lower sales volumes of sugar and ethanol for the export market, reducing freight and logistics costs.

General and administrative expenses increased by 1.9% during the period, from R$134.8% in 3Q13 to R$137.3 million in 3Q14.

EBITDA

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
630.5	900.5	-30.0%	EBITDA	1,842.8	1,724.1	6.9%
27.0%	27.7%	-0.7 p.p.	Margin EBITDA (%)	27.8%	24.4%	3.5 p.p.

In 3Q14, Raízen Energia reported EBITDA of R$630.5 million, down 30.0%  compared to 3Q13 when EBITDA was R$900.5 million. The EBITDA margin declined 0.7 percentage points, reaching 27.0% in 3Q14.

3Q14	3Q13		EBITDA Ex-Biological Asset	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
630.5	900.5	-30.0%	EBITDA	1,842.8	1,724.1	6.9%
64.6	6.4	n/a	(+) Biological Asset Variation	(1.5)	219.4	n/a
695.1	906.9	-23.4%	EBITDA Ex-Biological Asset	1,841.3	1,943.6	-5.3%

Raízen Energia’s EBITDA adjusted by the effects of the biological asset declined by 23.4%, totaling R$695.1 million in the quarter.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Hedge

Volume positions and fixed sugar prices agreed with traders or through derivative financial instruments on September 30, 2014, and foreign exchange derivatives contracted by Raízen Energia to hedge future cash flows, are as follows:

Summary of Hedge Operations at June 30, 2014³
Sugar	2014/15	2015/16
NY11
Volume (‘000 ton)	2.375,5	50,0
Average Price (¢US$/lb)	18,23	19,07
Exchange Rate
US$
Volume (US$ mm)	993,4	21,9
Average Price (R$/US$)	2,38	2,63
Note 3: The table above shows the hedging coverage considering the crop years ending on 3/31/2015 and 3/31/2016 respectively.

Impacts of Hedge Accounting

Raízen Energia has been using cash flow hedge accounting for certain derivative financial instruments to hedge against the price risk for sugar over revenues from sugar exports.

The following table shows the expected transfer of gain/loss balances from the shareholders’ equity on September 30, 2014 to the net operating income of Raízen Energia4 in future years, broken down by coverage period for the following hedging instruments.

Expiration Period - (R$MM)
Derivative	Market	Risk	2014/15	2015/16	Total
Futures	OTC/NYBOT	NY#11	37.1	7.6	141.0
Futures	BMF&BOVESP	Ethanol	(12.6)	-	0.3
ACC and PPE	Debt	Exchange	(96.6)	(80.9)	(177.5)
(=) Hedge Accounting impact			37.1	(73.3)	(36.1)
(-) Deferred Income Tax			(12.6)	24.9	12.3
(=) Asset Valuation Adjustment			24.5	(48.4)	(23.8)
Note 4: The table above shows 100% of the hedge accounting gains/losses reclassified to shareholders’ equity. As Cosan holds a 50% interest at Raízen Energia, hedge accounting will have a proportionate impact on Other Comprehensive Income in Cosan’s shareholders’ equity.

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Earnings Release 3rd Quarter of Fiscal Year 2014

CAPEX

3Q14	3Q13		CAPEX	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
387.4	433.6	-10.7%	Total CAPEX	1,963.1	1,927.0	1.9%
248.3	309.3	-19.7%	Operating CAPEX	1,400.5	1,427.7	-1.9%
223.2	250.6	-10.9%	Biological Assets	636.8	709.4	-10.2%
8.3	9.7	-14.1%	Inter-Harvest Maintenance Costs	487.6	483.0	1.0%
8.4	15.5	-45.8%	SSMA and Sustaining	78.6	48.4	62.4%
7.2	30.4	-76.4%	Mechanization	186.3	122.4	52.2%
1.2	3.1	-60.6%	Industrial	11.2	64.5	-82.6%
139.1	124.3	11.9%	Expansion CAPEX	562.6	499.3	12.7%
0.3	3.7	-92.9%	Cogeneration Projects	4.9	46.5	-89.4%
138.8	120.6	15.1%	Expansion and Other Projects	557.7	452.8	23.2%

Raizen Energia recorded Capex of R$387.4 million in 3Q14, a decrease of 10.7% compared to 3Q13, when the amount was R$433.6 million.

The expenditures in biological assets decreased by 10.9%, mainly due to the decline in the volume of planting of 15,000 ha due to unfavorable weather conditions (drought).

Investments in agricultural mechanization was down 76.4% compared to 3Q13, due to the acquisitions of cutting machinery/equipments, loading and transportation held last quarter, related to more attractive commercial terms.

Investments in expansion had an increase mainly due to the progress of the second-generation ethanol project. However there was a reduction of expenditures for the completion of the vinasse concentration project at Jataí and Zanin units and the straw separation project at the Barra unit.

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Earnings Release 3rd Quarter of Fiscal Year 2014

B.3 Comgás

In this section, we report on the results of Comgás, our natural gas distribution business unit operating in a concession area consisting of 177 municipalities in the Metropolitan Region of São Paulo, the Administrative Region of Campinas, Baixada Santista, and Vale do Paraíba in São Paulo state.

Volumes Sold

3Q14	3Q13		Volume Sold	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg.%	Volume ('000 cbm)	(Jan-Sep)	(Jan-Sep)	Chg.%
1,369,371	1,307,881	4.7%	Total Gas Sales	4,081,835	4,106,242	-0.6%
1,150,251	1,222,369	-5.9%	Gas Sales - without thermal power	3,403,939	3,557,146	-4.3%
63,903	65,372	-2.2%	Residential	159,115	165,916	-4.1%
32,192	31,503	2.2%	Commercial	90,001	87,438	2.9%
923,453	984,268	-6.2%	Industrial	2,762,187	2,871,410	-3.8%
74,910	79,450	-5.7%	Cogeneration	227,888	247,510	-7.9%
55,793	61,776	-9.7%	Vehicular	164,748	184,872	-10.9%
219,120	85,511	n/a	Thermal Power	677,897	549,096	23.5%

The following explains the quarterly variations in volumes shown in the table above:

Residential: High temperatures in the third quarter of 2014 compared to the same period of 2013, which reduced the consumption for heating water for bathing/showering throughout the customer base with natural gas heaters. In addition, the program aimed at promoting water consumption reduction implemented by Sabesp has also heavily impacted the natural gas consumption at homes equipped with heaters.

Commercial: Addition of 1,556 new clients in the last 12 months - 370 in the third quarter of 2014.

Industrial: The performance of the economy and lower industrial activity in the period. In addition, the month of September was impacted due to the halting of work at the petrochemical complex, in which the major petrochemical plants suspended consumption for maintenance - an event that happens on average once every five years.

Cogeneration: This variation is mainly related to the loss of two clients whose plants discontinued operations at the end of 2013 due to market-related issues (Textile segment), which canceled out the effect of clients who remained in the base and consumed more than expected, due to the high price of electricity in the spot market.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Automotive: Fleet renewal. Despite the lower volume sold, this was the third quarter that the number of installations of the VNG kit in vehicles increased compared to 2013 - with 873 conversions in 3Q14, 37.9% higher than in 3Q13, when 633 vehicles were converted.

Natural Gas
Volume of Gas Sold (million cbm) and New Customers Connected (thousand units

Net Revenue

3Q14	3Q13		Sales Breakdown	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
2,019.8	2,065.1	-2.2%	Gross Operating Revenue	5,868.6	5,796.8	1.2%
1,881.6	1,851.5	1.6%	Gas Sales	5,474.4	5,257.6	4.1%
245.8	239.8	2.5%	Residential	604.5	591.8	2.1%
86.4	80.7	7.1%	Commercial	237.8	216.6	9.8%
1,319.5	1,357.2	-2.8%	Industrial	3,938.0	3,827.0	2.9%
69.3	74.0	-6.5%	Cogeneration	219.3	228.3	-4.0%
95.4	35.7	n/a	Thermal Power	286.9	210.9	36.0%
65.1	64.0	1.8%	Vehicular	188.0	183.0	2.7%
126.2	204.4	-38.3%	Construction Revenue	361.3	513.7	-29.7%
12.0	9.2	30.2%	Other	32.9	25.6	28.4%
(376.1)	(382.6)	-1.7%	Tax on Sales	(1,091.1)	(1,061.0)	2.8%
1,643.7	1,682.5	-2.3%	Net Operating Revenue	4,777.5	4,735.9	0.9%
1,506.9	1,469.2	2.6%	Gas Sales	4,386.4	4,201.1	4.4%
126.2	204.4	-38.2%	Construction Revenue	361.3	513.7	-29.7%
10.6	8.9	18.9%	Other	29.8	21.1	41.5%

Comgás’ net revenue from sales and services reached R$1.64 billion in 3Q14, a decrease of 2.3% compared to 3Q13, when the total was R$1.68 billion.

Increased tariffs - as approved by ARSESP resolutions no. 455 and 496 - were the main drivers of the changes in Revenue from the Sale of Natural Gas.  To establish the new tariffs, ARSESP considered the period's inflation, as well as the increased gas cost, especially imported gas.  This cost is driven by the appreciation of the dollar and the average contracted oil price per barrel, which are the main components of the Bolivian gas cost.

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Earnings Release 3rd Quarter of Fiscal Year 2014

The decrease in the Construction Revenue is directly related to lower levels of investment during 3Q14. This variation can be explained by high investments in the RETAP project during 2013.

Cost of Goods and Services

3Q14	3Q13		COGS	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg.%	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg.%
(1,148.9)	(1,198.6)	-4.1%	Cost of Goods and Services	(3,309.2)	(3,410.4)	-3.0%
(1,022.7)	(994.1)	2.9%	Natural Gas	(2,947.8)	(2,896.6)	1.8%
(126.2)	(204.4)	-38.2%	Construction - ICPC 01	(361.3)	(513.7)	-29.7%

In 3Q14, the cost of goods and services sold by Comgás totaled R$ 1.1 billion, a decrease of 4.1% compared to 3Q13, when the value was reported at R$ 1.2 billion.

The lower gas cost of natural gas can be explained mainly by the lower volume distributed in the quarter, excluding thermal generation.  The variation in the construction cost line is directly linked to lower levels of investment during 3Q14.

It is worth emphasizing that the differences between the actual cost incurred and the cost of gas, included in the tariff and billed to clients, according to the tariff structure defined by ARSESP, are accumulated in the regulatory current account and passed through/billed as determined by the regulatory authority for periodic price adjustments or tariff revisions.  This balance is adjusted on a monthly basis according to the SELIC rate. On September 30, 2014, the regulatory current account recorded a balance of R$209.1 million for Comgás, after a recovery of R$14.3 million in 3Q14.

According to accounting principles adopted in Brazil and internationally (IFRS), this balance is not accounted for and, therefore, when we refer to its normalization, it means we consider this asset and/or liability as if it had been accounted for.

Gross Profit

3Q14	3Q13		Gross Profit	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
494.8	484.0	2.2%	Gross Profit	1,468.4	1,325.6	10.8%
30.1%	28.8%	1.3 p.p.	Gross Margin (%)	30.7%	28.0%	2.7 p.p.

In 3Q14, Comgás reported gross profit of R$494.8 million, up 2.2% year-over-year (R$ 484.0 million in 3Q13).

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Earnings Release 3rd Quarter of Fiscal Year 2014

Selling, General, and Administrative Expenses

3Q14	3Q13		SG&A Expenses	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(165.1)	(157.2)	5.1%	Selling Expenses	(473.9)	(429.4)	10.4%
(75.2)	(72.8)	3.2%	G&A Expenses	(218.3)	(219.4)	-0.5%
(6.0)	(0.0)	n/a	Other Operating Revenues (Expenses)	(13.9)	(6.5)	n/a

Comgás’ selling expenses totaled R$165.1 million in 3Q14, 5.1% higher than R$157.2 million reported in 3Q13, mainly caused by the depreciation of investments made in network expansion.

In 3Q14, general and administrative expenses were R$75.2 million, 3.2% higher than in 3Q13, when it was R$ 72.8 million.

EBITDA

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
377.4	369.0	2.3%	EBITDA	1,138.9	997.7	14.2%
23.0%	21.9%	1.0 p.p.	EBITDA Margin (%)	23.8%	21.1%	2.8 p.p.
357.6	348.8	102.8%	Normalized EBITDA	979.6	941.6	62.1%
21.8%	20.7%	1.0 p.p.	Normalized EBITDA Margin (%)	20.5%	19.9%	0.6 p.p.

Comgás’ EBITDA reached R$377.4 million in 3Q14, an increase of 2.3% year-over-year, with EBITDA margin of 23.0%.  Normalized by the regulatory current account, EBITDA topped R$357.6 million for the quarter, up 2.5% year-over-year.

CAPEX

3Q14	3Q13		CAPEX	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg %
171.7	248.4	-30.9%	CAPEX	491.7	642.8	-23.5%

In 3Q14, CAPEX reached R$171.7 million, a decrease of 30.9% compared to the R$248.4 million spent in the same period of 2013.  This variation can be explained by high investments in the RETAP project during 2013.

Out of the total investments made in the quarter, approximately 73% was destined for expanding the gas distribution network. A total of 432 km of network was added during the quarter.

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Earnings Release 3rd Quarter of Fiscal Year 2014

B.4 Rumo

Below we report on Rumo’s results, the company responsible for providing an integrated logistics service, consisting of transportation, storage and port elevation for sugar and other agricultural commodities.

Net Revenue

3Q14	3Q13		Sales Breakdown	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg.%	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg.%
261.3	328.5	-20.5%	Net Operating Revenue	659.7	711.2	-7.2%
190.7	270.9	-29.6%	Transportation	483.4	571.5	-15.4%
65.2	54.5	19.6%	Loading	158.5	127.8	23.9%
5.5	3.1	75.0%	Other	17.9	11.7	52.2%

Rumo’s net revenue totaled R$261.3 million in 3Q14, 20.5% lower than reported in 3Q13, due to decreased transportation revenue, partially offset by the revenue growth from port elevation and other services.

In 3Q14, the volume of sugar loaded by Rumo totaled 3.1 million tons and was 10.5% higher than reported in 3Q13.  Revenue from loading operations was R$65.2 million, an increase of 19.6% compared to the same period last year due to new contracts signed during 2014.

Port Elevation Volume
(thousand t)

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Earnings Release 3rd Quarter of Fiscal Year 2014

Cost of Services Provided

3Q14	3Q13		Costs of Services	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(180.7)	(203.4)	-11.2%	Cost of Services	(432.8)	(429.6)	0.7%

Rumo’s cost of services provided includes railway and highway freight, port elevation, transshipment and storage costs in upstate São Paulo and at the Port of Santos. The cost of services provided by Rumo in 3Q14 was R$180.7 million, 11.2% lower than reported in 3Q13, which was R$203.4 million.

Gross Profit

3Q14	3Q13		Gross Profit	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
80.6	125.1	-35.6%	Gross Profit	226.9	281.7	-19.4%
30.9%	38.1%	-7.2 p.p.	Gross Margin (%)	34.4%	39.6%	-5.2 p.p.

Rumo had a 35.6% reduction in its gross profit, from R$ 125.1 million in 3Q13 to R$ 80.6 million in 3Q14. Its gross margin also dropped 7.2 p.p. down to 30.9%.

General and Administration Expenses

3Q14	3Q13		G&A Expenses	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Var. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Var. %
(20.9)	(17.3)	20.9%	G&A Expenses	(63.6)	(51.7)	23.1%

Rumo’s general and administrative expenses totaled R$20.9 million in 3Q14, 20.9% higher than the R$17.3 million reported in 3Q13, reflecting the adjustment in the administrative structure for new logistics projects in ports and rail.

EBITDA

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
86.4	115.0	-24.9%	EBITDA	233.2	269.0	-13.3%
33.1%	35.0%	-2.0 p.p.	Margin EBITDA (%)	35.4%	37.8%	-2.5 p.p.

Rumo’s EBITDA totaled R$86.4 million in 3Q14, representing a reduction of 24.9% compared to the R$115.0 million reported in 3Q13. EBITDA margin dropped by 2.0 percentage points, reaching 33.1% in 3Q14.

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Earnings Release 3rd Quarter of Fiscal Year 2014

CAPEX

3Q14	3Q13		CAPEX	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
85.6	87.2	-1.9%	CAPEX	183.3	213.3	-14.1%

In 3Q14, Rumo’s capital expenditure totaled R$85.6 million, in the following initiatives:

(i)	Investment of R$ 48.8 million in the rail network operated by America Latina Logística (ALL);

(ii)	R$ 17.1 million related to several initiatives carried out during the quarter intended for improvements at the Port and terminals;

(iii)	R$ 12.7 million for the acquisition of new railcars;

(i)	R$ 7.0 million in other initiatives.

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Earnings Release 3rd Quarter of Fiscal Year 2014

B.5 Cosan Lubrificantes

Results of the lubricants segment include the manufacturing and distribution of Mobil and Comma lubricants, resale of base oil and automotive specialties in Brazil and in 40 other countries through two plants located in Rio de Janeiro, Brazil, and in Kent, U.K.

Net Revenue

3Q14	3Q13		Sales Breakdown	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg.%	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg.%
429.9	407.3	5.5%	Net Operating Revenue	1,202.1	1,151.1	4.4%

Net revenues from the sales of lubricants, resale of base oil and other products and services of Cosan Lubrificantes topped R$429.9 million in 3Q14, 5.5% higher than the R$407.3 million reported in 3Q13, due to an increase of 4.2% in volumes sold, especially driven by increased base oil volumes of 29.7%, which offset the drop in sales of finished lubricants.

The total unit average revenue increased 1.3% in the quarter, from R$4,798/cbm reported in 3Q13 to R$ 4,859/cbm.

Lubricants, Base Oils, and Other Products
Volume (million liters) and Average Unit Revenue (R$/’000 liters)

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Earnings Release 3rd Quarter of Fiscal Year 2014

Cost of Goods Sold and Services Provided

3Q14	3Q13		Cost of Goods and Services	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(333.0)	(311.0)	7.1%	Cost of Goods and Services	(938.1)	(852.2)	10.%
			Cost of Goods and Services (R$/m³)
(3,764)	(3,663)	2.8%	Base Oils and Lubricants	(3,840)	(3,627)	5.9%

The cost of goods sold and services provided by Cosan Lubrificantes in 3Q14 rose 7.1% compared to 3Q13, reaching R$333.0 million, caused mainly by higher volumes sold and the foreign exchange rate impact, which affects the costs of importing base oil and additives. Consequently, the average total unit cost in 3Q14 was R$ 3,764/cbm, 2.8% higher than the R$ 3,663/cbm reported in 3Q13.

Gross Profit

3Q14	3Q13		Gross Profit	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
96.9	96.3	0.6%	Gross Profit	264.0	298.8	-11.7%
22.5%	23.6%	-1.1 p.p.	Gross Margin (%)	22.0%	26.0%	-4.0 p.p.

Gross profit totaled R$96.9 million in 3Q14, and the gross margin was 22.5%, 1.1 percentage points lower than in 3Q13, when it was 23.6%.

Selling, General and Administrative Expenses

3Q14	3Q13		SG&A	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(82.2)	(83.5)	-1.5%	Total expenses	(238.2)	(225.4)	5.6%

Selling, general and administrative expenses fell 1.5% in 3Q14, reaching R$82.2 million.

EBITDA

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
30.9	26.4	16.8%	EBITDA	75.2	113.8	-33.9%
7.2%	6.5%	0.7 p.p.	EBITDA Margin (%)	6.3%	9.9%	-3.6 p.p.

Cosan Lubrificantes’ EBITDA was R$30.9 million in 3Q14 with a margin of 7.2%.

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Earnings Release 3rd Quarter of Fiscal Year 2014

B.6 Radar

Below we report on Radar’s results, whose main activity is investment in agricultural properties, land leasing in the Brazilian rural real estate market, and portfolio management.

Assets Portfolio

State	Culture	%	Area (hectare)	Area (acre)	Market Value (R$MM)

Owned Land	-	100.0%	105,291	260,175	2,604
São Paulo	Sugarcane	63.4%	66,758	164,960	2,198
Maranhão	Grains	17.5%	18,475	45,652	151
Mato Grosso	Grains	11.7%	12,302	30,399	164
Bahia	Grains	6.8%	7,155	17,681	80
Goiás	Sugarcane	0.6%	600	1,483	12
Total			244,080	603,124	4,343

Radar closed 3Q14 with a land portfolio of R$2.6 billion, and total area of 105.3 thousand hectares (260.2 thousand acres), distributed throughout six Brazilian states. Considering third-party assets managed by Radar, the total area under management is 244.1 thousand hectares (603.1 thousand acres), equivalent to R$4.3 billion.

Net Revenue, Cost of Products and Gross Profit

3Q14	3Q13			9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
27.3	16.1	69.4%	Net Revenue	126.1	51.4	n/a
11.1	-	n/a	Property Sale	74.3	5.7	n/a
14.4	16.1	-10.7%	Land Lease	46.2	45.7	1.1%
1.8	-	n/a	Cost of Property Sales	5.5	-	n/a
(6.9)	0.0	n/a	Property Sale	(55.3)	(6.1)	n/a
20.4	16.1	26.5%	Gross Profit	70.8	45.4	56.0%
74.7%	100.0%	-25.3 p.p.	Gross Margin (%)	56.1%	88.2%	-32.1 p.p.

Radar’s net revenue was R$27.3 million in 3Q14, comprised  by sales of land in amount of R$11.1 million and  land leasing in amount of R$14.4 million. Lease contracts are pegged to agricultural commodities prices of their respective leased areas.

Radar’s cost of goods sold in 3Q14 was R$6.9 million and refers to the sale of assets during the period.

Gross profit in the quarter was R$20.4 million, compared to R$16.1million during the same period last year, mainly due to gains from land sold above its marked-to-market value.

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Earnings Release 3rd Quarter of Fiscal Year 2014

General and Administrative Expenses

3Q14	3Q13		G&A Expenses	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(8.9)	(5.3)	67.1%	G&A Expenses	(25.7)	(15.1)	70.0%
18.8	46.8	-59.9%	Other	63.6	110.2	-42.3%

In 3Q14, Radar’s general and administrative expenses totaled R$8.9 million, up 67.1% compared to 3Q13, mainly due to increased compensation and benefit expenses.  Other operating revenues reflect this quarter the exclusive gain from the valuation of Radar’s own portfolio.

EBITDA

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
30.5	57.9	-47.2%	EBITDA	109.4	141.2	-22.5%

Radar’s EBITDA was R$30.5 million in 3Q14, mainly impacted by valuation of its land portfolio in the period, adding another R$18.8 million into EBITDA.

When compared with 2Q14, its owned land portfolio posted a 0.7% valuation, following the change in market indexes.

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Earnings Release 3rd Quarter of Fiscal Year 2014

B.7 Other Businesses

Below we report on the results of the Other Businesses segment, which comprises Cosan’s corporate structure, effects of contingencies from businesses contributed to Raízen prior to its formation, and other investments.

3Q14	3Q13			9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(32.1)	(39.1)	-17.7%	G&A Expenses	(96.5)	(95.2)	1.4%
(18.7)	(9.2)	n/a	Other Revenues (Expenses)	(153.3)	(0.0)	n/a

3Q14	3Q13		EBITDA	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
151.4	304.1	-50.2%	EBITDA	632.0	562.7	12.3%
(201.3)	(351.9)	-42.8%	(-) Equity Pick-up	(879.2)	(656.3)	34.0%
(49.9)	(47.8)	4.5%	Adjusted EBITDA	(247.3)	(93.6)	n/a

Cosan’s general and administrative expenses mostly consist of personnel expenses, which include payroll, charges, and consulting services.  In 3Q14, general and administrative expenses totaled R$32.1 million, 17.7% lower than reported in 3Q13.

Other revenues and expenses in Other Businesses totaled R$18.7 million in 3Q14 and are basically comprised of net effects of provisions, reversals and payment of attorneys' fees and contingencies.

In 3Q14, this segment’s EBITDA totaled R$151.4 million, exclusively due to the equity accounting result in the period.  Adjusted for this effect, this segment’s EBITDA was negative by R$49.9 million.

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Earnings Release 3rd Quarter of Fiscal Year 2014

C. Other Items in the Consolidated Result

Financial Result

3Q14	3Q13		Financial Results	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg. %	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg. %
(172.5)	(220.0)	-21.6%	Gross Debt Charges	(549.0)	(535.9)	2.4%
33.9	29.0	17.0%	Income from Financial Investments	98.3	90.7	8.4%
(138.5)	(190.9)	-27.4%	(=) Subtotal: Net Debt Interests	(450.6)	(445.2)	1.2%
(53.5)	(14.9)	n/a	Other Charges and Monetary Variation	(30.4)	(31.0)	-1.8%
(209.3)	91.7	n/a	Exchange Rate Variation	(107.5)	(218.1)	-50.7%
116.5	(5.2)	n/a	Gains (losses) with Derivatives	58.4	139.4	-58.1%
(15.0)	(13.5)	11.2%	Amortization, Debt Cost and Other	(103.1)	(70.7)	45.8%
(299.8)	(132.9)	n/a	(=) Financial, Net	(633.3)	(625.7)	1.2%

The financial result in 3Q14 reported a net financial expense of R$299.8 million, compared to a net expense of R$132.9 million recorded in 3Q13.

In 3Q14, debt charges were down by 21.6% compared to 3Q13, mainly due to the reduced level of debt between periods as a consequence of the corporate restructuring in 2Q14.

Revenue from financial investments ended the quarter with a positive amount of R$33.9 million, compared to R$29.0 million in 3Q13, due to the increase in the average volume of cash during the period, as well as the interest rate variation between periods.

Other charges and monetary variations, composed of interest contingencies, interest on tax, monetary variation and other interest, totaled a net expense of R$53.5 million in 3Q14, compared to a net expense of R$14.9 million in 3Q13 .

The negative result of R$92.8 million from foreign exchange rate variation in the quarter reflects the devaluation of the US Dollar against the Brazilian Real by 11.3% (R$2.4510/US$ on September 30, 2014 compared to R$2.2025/US$ on June 30, 2014), and its impact on debt denominated in dollars, causing a non-cash effect on the consolidated financial result. However, it is worth noting that all debts denominated in foreign currency are mainly hedged by foreign exchange swaps, except for the principal of the Perpetual Bond in the amount of US$500 million.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Income Tax and Social Contribution

3Q14	3Q13		Income Tax and Social Contribution	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Chg.%	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)	Chg.%
79.8	431.8	-81.5%	Income (Loss) before Income Tax	639.0	620.2	3.0%
15.9	(117.8)	n/a	Total of Tax and Social Contribution	(25.9)	(334.1)	-92.3%

In 3Q14, the expense with Income Tax and Social Contribution (UR/CS) totaled R$15.9 million, mainly from the constitution of tax credit on accumulated losses (tax shield) from 4Q13 at Cosan (Other Businesses).

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Earnings Release 3rd Quarter of Fiscal Year 2014

The table below shows the Income Tax and Social Contribution expenses broken down by business unit:

Income Tax and Social Contribution	Comgás	Rumo	Lubrificantes	Radar5	Other Business	Adjusts and Eliminations	Consolidated
3Q14

Net Income before Taxes	200.4	57.7	5.6	31.9	(91.8)	(124.0)	79.8
Nominal Rate of Income Tax and Social Contribution (%)	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%
Income Tax and Social Contributions Theoretical Expense	(68.1)	(19.6)	(1.9)	(10.8)	31.2	42.2	(27.1)
Non-taxable Permanent Differences / Equity Pick-up	(1.2)	(0.1)	(0.5)	-	75.8	(42.2)	31.9
Other	3.0	0.3	0.5	(0.8)	(0.0)	-	3.0
Income Tax Effective Expenses	(66.3)	(19.4)	(2.0)	(3.6)	107.1	-	15.9
Income Tax and Social Contribution Effective Rate (%)	-33.1%	-33.6%	-34.6%	-11.2%	n/a	- %	19.9%
Expenses (Revenues) com IR/CS	(66.3)	(19.4)	(2.0)	(3.6)	107.1	-	15.9
Current	(35.8)	(16.3)	(0.2)	(2.8)	(0.0)	-	(55.0)
Effective Rate - Current Rate (%)	-17.9%	-28.2%	-4.0%	-8.7%	0.0%	- %	-69.0%
Deferred	(30.5)	(3.1)	(1.7)	(0.8)	107.1	-	70.9

Income Tax and Social Contribution	Comgás	Rumo	Lubrificantes	Radar5	Other Business	Adjusts and Eliminations	Consolidated
9M 14

Net Income before Taxes	610.3	139.7	60.8	115.6	125.0	(412.5)	639.0
Nominal Rate of Income Tax and Social Contribution (%)	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%
Income Tax and Social Contributions Theoretical Expense	(207.5)	(47.5)	(20.7)	(39.3)	(42.5)	140.2	(217.3)
Income Tax Effective Expenses	(208.3)	(47.0)	(9.6)	(11.4)	250.5	-	(25.9)
Income Tax and Social Contribution Effective Rate (%)	-34.1%	-33.7%	-15.8%	-9.9%	n/a	- %	-4.1%
Expenses (Revenues) com IR/CS	(208.3)	(47.0)	(9.6)	(11.4)	250.5	-	(25.9)
Current	(98.5)	(29.2)	13.8	(10.7)	3.4	-	(121.3)
Effective Rate - Current Rate (%)	-16.1%	-20.9%	22.6%	-9.3%	2.7%	- %	-19.0%
Deferred	(109.8)	(17.8)	(23.4)	(0.7)	247.1	-	95.4
Note 5: Radar adopts tax regime for entities taxed on presumed profits

Current income tax and social security expenses represent the calculated tax amount payable/(recoverable).  The amount effectively paid may still be deducted from existing tax credits, if applicable.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Net Income

3Q14	3Q13	Net Income	9M 14	9M 13
(Jul-Sep)	(Jul-Sep)	Amounts in R$ MM	(Jan-Sep)	(Jan-Sep)
15.2	205.9	Net Income	375.5	31.5

Cosan’s net income was R$15.2 million in the quarter, below the amount in 3Q13, which was R$205.9 million. However, during a 9-month period net income was R$375.5 million versus R$31.5 in the same period of 2013.

The main drivers of this change in net income during the period were:

3Q	Net Income	9M
(Jul-Sep)	Amounts in R$ MM	(Jan-Sep)
205.9	Net Income - 3Q13	31.5
	EBIT variation
(5.4)	Comgás	92.0
(34.5)	Rumo	(48.7)
(27.3)	Radar	(31.8)
(0.1)	Lubrificantes	(41.4)
(2.5)	Outros	(154.6)
(69.9)	EBIT Businesses Total	(184.4)
	Variation in other lines
(166.9)	Financial result	(7.6)
(115.2)	Equity pick-up	210.7
133.7	Income taxes	308.2
27.7	Non-controlling Interest	13.7
-	Discontinued operation	3.4
15.2	Net Income - 3Q14	375.4

(i)	Reduction in the equity accounting result line of R$115.2 million due to Raizen’s results, outlined in previous sections, as well as the impact of foreign exchange rate variations on Raizen’s debt;

(ii)	Reduction of R$166.9 million in financial results mainly due to the foreign exchange rate variation and the results from derivatives as described in the Financial Result section;

(iii)	EBIT variation and profit of non-controlling shareholders of R$27.7million.

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Earnings Release 3rd Quarter of Fiscal Year 2014

D. Loans and Financing

At the close of 3Q14, Cosan’s pro forma consolidated gross debt (excluding PESA) reached R$11.8 billion, compared to R$11.3 billion in 2Q14. Below we report the debts of Cosan and its subsidiaries and of Raízen, presented pro forma at 50%.

Cosan and Subsidiaries

Gross debt totaled R$7.0 billion in 3Q14, an increase of 0.9% from 2Q14.

The key events in the period were:

(i)	Amortization of principal and interest of R$320.6 million, mainly related to debentures and BNDES;
(ii)	Raising of R$120.8 million through funding lines from Finame and 4131 Resolution;
(iii)	Negative effect from foreign exchange variation of R$139.7 million.

Raízen

The combined gross debt of Raízen totaled R$9.7 billion in 3Q14, up 11.8% year-over-year.

In the quarter, changes in debt principal and interest were as follows:

(iv)	Raising of R$ 731.4 million, mainly through funding lines from Finem and foreign exchange contracts, among others;
(v)	Amortization of principal and interest of R$400 million related to exchange contracts, BNDES, among others;
(vi)	Negative effect from foreign exchange variation of R$573.2 million.
(vii)	Provision for interest and monetary variation in the amount of R$119.4 million.

Cosan – Pro forma Consolidated

Cash and cash equivalents totaled R$2.3 billion at the end of 3Q14 compared to R$2.4 billion in 2Q14. The pro forma net debt for the quarter was US$11.5 billion, compared to US$10.8 billion in 2Q14, equivalent to a leverage of 2.9x considering the pro forma EBITDA of US$4 billion in the last 12 months.

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Earnings Release 3rd Quarter of Fiscal Year 2014

Debt per Business Units (Amount in R$ MM)
	3Q14	2Q14
Comgás	(Jul-Sep)	(Jan-Sep)	% ST	Chg. %
Leasing	0.1	0.5	100.0%	-74.2%
Promissory Notes	-	-	n/a	n/a
EIB	667.5	607.9	12.8%	9.8%
4131 Resolution	430.8	388.7	28.9%	10.8%
BNDES	1,327.7	1,374.9	14.5%	-3.4%
Debentures	568.1	620.4	0.3%	-8.4%
Debt Notes Allocation	(10.1)	(10.6)	22.8%	-5.1%
Financial Instruments - MTM	(259.2)	(157.9)	- %	64.2%
Total Comgás	2,724.9	2,823.9	-	-3.5%
Rumo
Finame	707.0	658.1	17.2%	7.4%
Finem	10.1	7.7	1.2%	32.1%
Expenses with Placement of Debt	(1.4)	(1.4)	13.0%	-3.5%
Total Rumo	715.7	664.3	-	7.7%
Cosan Lubrificantes
Finame	0.2	0.2	13.0%	0.0%
4131 Resolution	27.0	-	100.0%	n/a
Foreign Loan	217.3	203.6	0.1%	6.7%
Total Lubrificantes	244.6	203.9	-	20.0%
Other Business
Perpetual Bonds	1,240.9	1,115.1	1.2%	11.3%
Credit Notes	(0.0)	(0.0)	n/a	- %
Debentures	(0.0)	(0.0)	100.0%	- %
FINEP	89.9	89.9	12.5%	- %
Senior Notes 2018	853.6	874.0	- %	-2.3%
Senior Notes 2023	1,234.3	1,104.6	- %	11.7%
Expenses with Placement of Debt	(25.9)	(25.4)	19.0%	1.8%
Bonus over Perpetual Bonds	3.2	3.5	60.0%	-8.6%
Financial Instruments - MTM	(110.8)	56.1	- %	n/a
Total Other Business	3,285.2	3,217.8	-	2.1%
Consolidated
Total Debt	6,970.4	6,909.9	-	0.9%
Cash and Cash Equivalents and Securities	(1,508.8)	(1,515.8)	-	-0.5%
Net Debt	5,461.6	5,394.0	-	1.3%

Raízen
Senior Notes 2014	-	-	- %	#DIV/0!
Senior Notes 2017	991.6	906.5	1.1%	9.4%
BNDES	1,224.8	1,270.5	16.0%	-3.6%
Term Loan	2,662.2	2,408.3	3.3%	10.5%
Prepaid Exports	1,169.4	1,049.5	26.6%	11.4%
Advances on Exchange Contracts	860.1	440.9	100.0%	95.1%
Credit Notes	766.8	745.8	67.4%	2.8%
Finame	85.6	98.1	26.0%	-12.8%
Finem	1,125.8	982.0	11.3%	14.6%
Debentures	812.3	791.3	5.3%	n/a
Rural Credit	72.5	50.9	100.0%	42.4%
Debt Notes Allocation	(31.1)	(31.8)	33.2%	-2.3%
Other	0.0	0.0	100.0%	n/a
Total Raízen8	9,740.1	8,712.1	-	11.8%
Cash and Cash Equivalents and Securities Raízen	4,870.0	4,356.0	-	11.8%
Net Debt Raízen	(879.4)	(927.7)	-	-5.2%
Consolidated Proforma	3,990.7	3,428.3	-	16.4%
Consolidated Proforma
Total Debt	11,840.5	11,265.9	-	5.1%
Cash and Cash Equivalents and Securities (including Raízen)	(2,388.2)	(2,443.6)	-	-2.3%
Proforma Net Debt	9,452.3	8,822.4	-	7.1%
Other
Preferred shareholders payable in subsidiaries	2,036.3	2,001.7	-	1.7%
Consolidated Proforma
Proforma Net Debt (w/ preferred shareholders payable in subsidiaries)	11,488.6	10,824.1	-	6.1%

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E. Stock Performance

The common shares issued by Cosan S.A. have been listed on BM&FBovespa since 2005, the year of its IPO on the “Novo Mercado” segment under the ticker symbol CSAN3, and are included in the portfolios of the Ibovespa, IBrX, IBrX-50, IBrA, MLCX, ICO2, INDX, ICON, IVBX-2, IGC, IGCT and ITAG indexes.

The shares issued by Cosan Limited, Cosan S.A.'s parent company, have been listed on NYSE since its IPO in 2007, under the ticker symbol CZZ.  The company has also issued share deposit certificates (Brazilian Depositary Receipts - BDR) on the BM&FBovespa under the symbol CZLT33.

The tables and graphs below represent the performance of shares issued by the companies:

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Earnings Release 3rd Quarter of Fiscal Year 2014

F. Guidance

This section presents the guidance broken down by variation range for some key parameters in Cosan’s consolidated results for the 2014. In addition, other parts of this Earnings Release may contain forecasts.  Such projections and guidance are but estimates and indications, and as such, these do not represent any guarantee of prospective results.

This guidance considers the operations of the Cosan group today, which include Comgás, Rumo, Cosan Lubrificantes e Especialidades, Radar, and Other Businesses, as well as the operations of Raízen Combustíveis and Raízen Energia.

Cosan’s consolidated EBITDA is pro forma, including 50% of the results of Raízen Combustíveis and Raízen Energia.  As mentioned before, following the adoption of IFRS 11 – Joint Arrangements, Raízen is no longer proportionately consolidated in Cosan, and is only reported under “Equity Accounting Result,” considering our 50% interest in Net Income. Moreover, Comgás’s EBITDA continues to be reported under Brazilian accounting principles (IFRS), which does not consider the effects of the Regulatory Current Account .

		2013	2014	2014
		(jan/2013 - dec/2013)	(jan/2014 - dec/2014)	(jan/2014 - dec/2014)
			REVIEW 2Q14	REVIEW 3Q14
Cosan Consolidated	Net Revenue (R$MM)	36,165	37,500 ≤ ∆ ≤ 40,500	37,500 ≤ ∆ ≤ 40,500
	EBITDA (R$MM)	3,964	4,150 ≤ ∆ ≤ 4,650	4,000 ≤ ∆ ≤ 4,300
	Capex (R$MM)	2,895	2,500 ≤ ∆ ≤ 2,800	2,400 ≤ ∆ ≤ 2,700

	EBITDA (R$MM)	1,928	2,000 ≤ ∆ ≤ 2,200	2,000 ≤ ∆ ≤ 2,200
	CAPEX (R$MM)	835	750 ≤ ∆ ≤ 850	750 ≤ ∆ ≤ 850

Raízen Energia	Volume of Sugar Cane Crushed (thousand tonnes)	61,441	58,000 ≤ ∆ ≤ 60,000	57,000 ≤ ∆ ≤ 58,000
	Volume of Sugar Sold (thousand tonnes)	4,470	4,200 ≤ ∆ ≤ 4,500	4,100 ≤ ∆ ≤ 4,300
	Volume of Ethanol Sold (million liters)	2,475	2,000 ≤ ∆ ≤ 2,200	1,900 ≤ ∆ ≤ 2,100
	Volume of Energy Sold (thousands of MWh)	2,165	1,950 ≤ ∆ ≤ 2,150	1,950 ≤ ∆ ≤ 2,150
	EBITDA (R$MM)	2,112	2,300 ≤ ∆ ≤ 2,700	2,300 ≤ ∆ ≤ 2,700
	CAPEX (R$MM)	2,531	2,000 ≤ ∆ ≤ 2,200	2,000 ≤ ∆ ≤ 2,200

Rumo	Volume of Loading (thousand tonnes)	9,177	10,500 ≤ ∆ ≤ 12,500	10,500 ≤ ∆ ≤ 11,500
	EBITDA (R$MM)	358	Under Review	290 ≤ ∆ ≤ 310
	CAPEX (R$MM)	255	250 ≤ ∆ ≤ 300	250 ≤ ∆ ≤ 300

Radar	EBITDA (R$MM)	228	170 ≤ ∆ ≤ 200	140 ≤ ∆ ≤ 150

Cosan Lubrificantes	Total Volume Sold (million Liters)	316	270 ≤ ∆ ≤ 310	265 ≤ ∆ ≤ 285
	EBITDA (R$MM)	140	140 ≤ ∆ ≤ 170	110 ≤ ∆ ≤ 140
		2.013	2.014	2.014
		(jan/2013 - dec/2013)	(jan/2014 - dec/2014)	(jan/2014 - dec/2014)
Comgás	Number of Clients (thousand)	1,334	1,420 ≤ ∆ ≤ 1,450	1,420 ≤ ∆ ≤ 1,450
	Total Volume of Gas Sold (thousand cbm)	5,457	5,200 ≤ ∆ ≤ 5,700	5,200 ≤ ∆ ≤ 5,700
	EBITDA IFRS (R$MM)	1,338	1,300 ≤ ∆ ≤ 1,550	1,300 ≤ ∆ ≤ 1,550
	CAPEX (R$MM)	852	680 ≤ ∆ ≤ 780	600 ≤ ∆ ≤ 700

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Earnings Release 3rd Quarter of Fiscal Year 2014

Disclaimer

This document contains forward-looking statements and estimates.  These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results.  All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in such forward-looking statements and estimates.

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Earnings Release 3rd Quarter of Fiscal Year 2014

E. Financial Statements

E.1 Cosan S/A Consolidated

Cosan Consolidated	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	2,362,252	2,434,511
Gross Profit	692,785	721,548
Sales, general and administrative expenses	(384,450)	(375,153)
Other operating income (expenses), net	(4,494)	27,332
Financial revenue	51,376	48,578
Financial expenses	(258,356)	(268,001)
Foreign exchange variation	(209,346)	91,711
Derivative	116,513	(5,218)
Equity pick up	75,799	191,023
Income and Social Contribution Taxes	15,860	(117,821)
Equity attributable to non-controlling interests	(80,455)	(108,121)
Net Income from discontinued operations	0	-
Net Income	15,233	205,876

Cosan Consolidated	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	1,306,496	1,321,395
Securities	202,352	194,432
Accounts Receivable	872,473	879,997
Inventories	327,367	303,675
Other Current Assets	1,088,709	931,620
Investments	8,687,985	8,754,360
Investment Property	2,167,221	2,244,310
Biological Assets	(0)	(0)
Property, Plant and Equipment	1,360,812	1,320,690
Intangible	10,233,226	10,151,170
Other Non-Current Assets	3,048,084	2,661,070
Total Assets	29,294,726	28,762,719

Loans and Financing	(7,340,478)	(7,011,660)
Suppliers	(996,693)	(926,995)
Salaries Payable	(115,751)	(89,908)
Other current liabilities	(499,921)	(518,846)
Other non-current liabilities	(6,436,854)	(6,419,388)
Net Equity	(13,905,030)	(13,795,922)
Total Liabilities	(29,294,726)	(28,762,719)

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Earnings Release 3rd Quarter of Fiscal Year 2014

E.2 Raízen Combustiveis

Raízen Combustíveis	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	14,333,868	12,737,213
Gross Profit	711,930	659,996
Sales, general and administrative expenses	(395,375)	(362,825)
Other operating income (expenses), net	83,829	66,328
Financial revenue	23,250	23,386
Financial expenses	(38,708)	(18,952)
Foreign exchange variation	(68,122)	(7,319)
Derivative	(3,274)	(12,032)
Equity pick up	3,887	-
Income and Social Contribution Taxes	(121,209)	(119,280)
Equity attributable to non-controlling interests	(7,095)	(7,197)
Net Income from discontinued operations	-	0
Net Income	189,112	222,105

Raízen Combustíveis	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	198,987	327,591
Accounts Receivable	1,449,506	1,347,195
Inventories	1,069,562	1,113,864
Other Current Assets	475,354	570,884
Investments	256,546	257,789
Property, Plant and Equipment	2,462,341	2,466,750
Intangible	4,248,628	4,207,272
Other Non-Current Assets	2,334,443	2,079,571
Total Assets	12,495,367	12,370,916

Loans and Financing	(868,182)	(781,553)
Suppliers	(308,300)	(424,170)
Salaries Payable	(61,895)	(98,013)
Other current liabilities	(1,673,413)	(1,388,866)
Other non-current liabilities	(2,805,705)	(2,850,367)
Net Equity	(6,777,872)	(6,827,947)
Total Liabilities	(12,495,367)	(12,370,916)

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E.3 Raízen Energia

Raízen Energia	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	2,331,338	3,246,729
Gross Profit	373,908	726,101
Sales, general and administrative expenses	(283,345)	(358,584)
Other operating income (expenses), net	23,331	(19,891)
Financial revenue	106,535	55,193
Financial expenses	(128,453)	(114,059)
Foreign exchange variation	(266,774)	(25,128)
Derivative	94,672	26,403
Equity pick up	(12,872)	(11,655)
Income and Social Contribution Taxes	63,139	(94,462)
Net Income (loss)	(29,859)	183,918

Raízen Energia	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	1,559,747	1,527,901
Accounts Receivable	582,527	494,499
Inventories	2,577,602	1,343,539
Other Current Assets	2,490,982	2,230,962
Investments	213,941	177,067
Biological Assets	1,828,829	1,976,809
Property, Plant and Equipment	9,863,400	10,215,505
Intangible	3,339,449	3,337,939
Other Non-Current Assets	2,045,218	1,762,808
Total Assets	24,501,695	23,067,029

Loans and Financing	(9,635,618)	(8,695,806)
Suppliers	(821,322)	(623,542)
Salaries Payable	(323,051)	(378,878)
Other current liabilities	(594,002)	(444,445)
Other non-current liabilities	(2,555,281)	(2,269,695)
Net Equity	(10,572,421)	(10,654,661)
Total Liabilities	(24,501,695)	(23,067,029)

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E.4 Comgás

Comgás	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	1,643,749	1,682,531
Gross Profit	494,834	483,958
Sales, general and administrative expenses	(240,314)	(229,988)
Other operating income (expenses), net	(6,000)	(17)
Financial revenue	27,222	14,557
Financial expenses	(75,395)	(38,144)
Foreign exchange variation	(80,876)	(6,929)
Derivative	80,927	(4,809)
Income and Social Contribution Taxes	(66,295)	(74,689)
Net Income from discontinued operations	-	(0)
Net Income	134,104	143,939

Comgás	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	920,774	857,414
Accounts Receivable	600,655	631,623
Inventories	120,422	112,862
Other Current Assets	250,620	216,455
Intangible	8,558,658	8,518,022
Other Non-Current Assets	368,772	285,864
Total Assets	10,819,901	10,622,240

Loans and Financing	(2,984,172)	(2,981,807)
Suppliers	(774,238)	(740,343)
Salaries Payable	(52,503)	(42,978)
Other current liabilities	(120,654)	(142,061)
Other non-current liabilities	(984,842)	(947,651)
Net Equity	(5,903,492)	(5,767,400)
Total Liabilities	(10,819,901)	(10,622,240)

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E.5 Rumo

Rumo	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	261,300	328,500
Gross Profit	80,635	125,139
Sales, general and administrative expenses	(20,894)	(17,286)
Other operating income (expenses), net	1,017	(12,613)
Financial revenue	6,468	14,534
Financial expenses	(9,819)	(9,555)
Foreign exchange variation	290	(109)
Equity pick up	0	0
Income and Social Contribution Taxes	(19,371)	(33,657)
Equity attributable to non-controlling interests	(476)	(733)
Net Income	37,848	65,720

Rumo	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2013
Cash and Cash Equivalents	96,764	222,370
Accounts Receivable	36,908	29,179
Inventories	6,099	5,311
Other Current Assets	21,696	32,580
Investments	0	(0)
Property, Plant and Equipment	1,047,280	1,036,862
Intangible	834,405	784,922
Other Non-Current Assets	406,374	334,024
Total Assets	2,449,526	2,445,248

Loans and Financing	(715,698)	(664,308)
Suppliers	(114,947)	(83,385)
Salaries Payable	(16,368)	(11,516)
Other current liabilities	(49,679)	(173,797)
Other non-current liabilities	(215,846)	(213,578)
Net Equity	(1,336,988)	(1,298,664)
Total Liabilities	(2,449,526)	(2,445,248)

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E.6 Cosan Lubrificantes

Cosan Lubrificantes	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	429,850	407,321
Gross Profit	96,894	96,293
Sales, general and administrative expenses	(82,216)	(83,486)
Other operating income (expenses), net	416	2,383
Financial revenue	1,705	3,560
Financial expenses	27,393	(15,400)
Foreign exchange variation	(46,006)	15,355
Derivative	8,958	(4,512)
Equity pick up	(1,498)	(6,534)
Income and Social Contribution Taxes	(1,954)	(10,464)
Net Income (loss)	3,693	(2,804)

Cosan Lubrificantes	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	33,282	30,991
Securities	0	0
Accounts Receivable	218,704	204,932
Inventories	200,810	185,502
Other Current Assets	28,950	45,390
Investments	15,822	15,783
Property, Plant and Equipment	208,516	202,074
Intangible	833,265	841,385
Other Non-Current Assets	(130,587)	(126,936)
Total Assets	1,408,763	1,399,121

Loans and Financing	(244,578)	(203,862)
Suppliers	(105,403)	(99,228)
Salaries Payable	(16,503)	(13,501)
Other current liabilities	(90,476)	(71,861)
Other non-current liabilities	(209,570)	(221,850)
Net Equity	(742,232)	(788,819)
Total Liabilities	(1,408,763)	(1,399,121)

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E.7 Radar

Radar	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	27,348	16,147
Gross Profit	20,419	16,147
Sales, general and administrative expenses	(8,880)	(5,314)
Other operating income (expenses), net	18,756	46,800
Financial revenue	1,815	1,051
Financial expenses	(215)	(178)
Income and Social Contribution Taxes	(3,571)	(3,625)
Net Income	28,323	54,881

Radar	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	678	498
Securities	137,352	129,432
Accounts Receivable	15,965	14,020
Other Current Assets	458,141	363,889
Investments	0	0
Investment Property	2,167,221	2,244,310
Property, Plant and Equipment	10,862	10,960
Intangible	142	94
Other Non-Current Assets	12,820	5,334
Total Assets	2,803,181	2,768,538

Loans and Financing	-	-
Suppliers	(789)	(846)
Salaries Payable	(13,192)	(9,293)
Other current liabilities	(19,602)	(17,960)
Other non-current liabilities	(87,387)	(86,566)
Net Equity	(2,682,211)	(2,653,873)
Total Liabilities	(2,803,181)	(2,768,538)

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E.8 Other Businesses

Cosan other business	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	4	12
Gross Profit	4	12
Sales, general and administrative expenses	(32,146)	(39,079)
Other operating income (expenses), net	(18,683)	(9,222)
Financial revenue	17,308	18,017
Financial expenses	(203,461)	(207,865)
Foreign exchange variation	(82,755)	83,393
Derivative	26,628	4,103
Equity pick up	201,286	351,903
Income and Social Contribution Taxes	107,051	4,614
Net Income	15,233	205,876

Cosan other business	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	254,998	210,122
Securities	65,000	65,000
Accounts Receivable	241	243
Inventories	36	0
Other Current Assets	342,523	384,868
Investments	15,395,872	15,387,365
Biological Assets	(0)	(0)
Property, Plant and Equipment	94,154	70,794
Intangible	6,756	6,747
Other Non-Current Assets	2,395,265	2,555,191
Total Assets	18,554,844	18,680,330

Loans and Financing	(3,396,031)	(3,161,683)
Loans and Financing	(30,246)	(59,162)
Loans and Financing	(3,365,786)	(3,102,521)
Suppliers	(1,316)	(3,193)
Salaries Payable	(17,185)	(12,620)
Other current liabilities	(237,291)	(231,700)
Other non-current liabilities	(4,939,208)	(5,335,181)
Net Equity	(9,963,815)	(9,935,953)
Total Liabilities	(18,554,844)	(18,680,330)

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Earnings Release 3rd Quarter of Fiscal Year 2014

F. Financial Statements including Raízen

F.1 Cosan S/A Consolidated, including Raízen

Cosan Proforma Consolidated	3Q14	3Q13
Income Statement for the period	09/30/2014	09/30/2013
Net Operating Revenue	10,283,563	9,547,901
Gross Profit	1,235,704	1,404,592
Sales, general and administrative expenses	(723,810)	(735,858)
Other operating income (expenses), net	49,086	50,550
Financial revenue	159,699	87,867
Financial expenses	(385,366)	(334,506)
Foreign exchange variation	(376,794)	75,487
Derivative	162,212	1,968
Equity pick up	(8,320)	(12,045)
Income and Social Contribution Taxes	(13,175)	(220,459)
Equity attributable to non-controlling interests	(84,002)	(111,720)
Net Income from discontinued operations	(0)	(0)
Net Income	15,233	205,876

Cosan Proforma Consolidated	3Q14	2Q14
Balance Sheet	09/30/2014	06/30/2014
Cash and Cash Equivalents	2,185,863	2,249,141
Securities	202,352	194,432
Accounts Receivable	1,888,490	1,800,844
Inventories	2,137,958	1,519,386
Other Current Assets	1,822,920	1,854,216
Investments	330,278	308,559
Investment Property	2,167,221	2,244,310
Biological Assets	914,414	988,404
Property, Plant and Equipment	7,515,186	7,653,322
Intangible	14,027,265	13,923,776
Other Non-Current Assets	4,288,228	3,806,860
Total Assets	37,480,175	36,543,251

Loans and Financing	(12,592,378)	(11,750,340)
Suppliers	(1,561,504)	(1,450,851)
Salaries Payable	(308,224)	(328,353)
Other current liabilities	(885,165)	(957,121)
Other non-current liabilities	(8,162,749)	(8,199,660)
Net Equity	(13,970,154)	(13,856,926)
Total Liabilities	(37,480,175)	(36,543,251)

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G. Financial Statements of Cosan and Cosan Logística

Results by Business Unit	Comgás	Lubrificantes	Radar	Other Businesses	Adjusts and Eliminations	Cosan	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Cosan Proforma	Cosan Logística
3Q14

Net Revenue	1,643.7	429.9	27.3	0.0	-	2,101.0	14,333.9	2,331.3	(8,332.6)	(411.3)	10,022.3	261.3
Cost of Goods and Services	(1,148.9)	(333.0)	(6.9)	0.0	-	(1,488.8)	(13,621.9)	(1,957.4)	7,789.7	411.3	(8,867.2)	(180.7)
Gross Profit	494.8	96.9	20.4	0.0	-	612.2	711.9	373.9	(542.9)	-	1,155.1	80.6
Gross Margin(%)	30.1%	22.5%	74.7%	n/a	n/a	29.1%	5.%	16.%	6.5%	- %	11.5%	30.9%
Selling Expenses	(165.1)	(64.5)	-	-	-	(229.7)	(299.9)	(146.0)	222.9	-	(452.6)	-
General and Administrative Expenses	(75.2)	(17.7)	(8.9)	(32.1)	-	(133.9)	(95.5)	(137.3)	116.4	-	(250.3)	(20.9)
Other Operating Revenues (Expenses)	(6.0)	0.4	18.8	(18.7)	-	(5.5)	83.8	23.3	(53.6)	-	48.1	1.0
Equity Pick-up	-	(1.5)	-	172.9	(95.6)	75.8	3.9	(12.9)	4.5	(79.6)	(8.3)	0.0
Depreciation and Amortization	128.9	17.3	0.2	0.9	-	147.3	141.9	529.5	(335.7)	-	483.0	25.7
EBITDA	377.4	30.9	30.5	151.4	(95.6)	494.5	546.2	630.5	(588.4)	(79.6)	1,003.3	86.4
EBITDA Margin (%)	23.%	7.2%	n/a	n/a	n/a	23.5%	3.8%	27.%	7.1%	- %	10.%	33.1%
Financial income	(75.4)	27.4	(0.2)	(203.5)	3.1	(248.5)	(38.7)	(128.5)	83.6	(43.4)	(375.5)	(9.8)
Financial expense	27.2	1.7	1.8	17.3	(3.1)	44.9	23.3	106.5	(64.9)	43.4	153.2	6.5
Foreign exchange gain (losses), net	(80.9)	(46.0)	-	(82.8)	-	(209.6)	(68.1)	(266.8)	167.4	-	(377.1)	0.3
Derivatives	80.9	9.0	-	26.6	-	116.5	(3.3)	94.7	(45.7)	-	162.2	-
Income taxes expenses	(66.3)	(2.0)	(3.6)	107.1	-	35.2	(121.2)	63.1	29.0	-	6.2	(19.4)
Non-controlling interests	-	-	-	-	(70.5)	(70.5)	(7.1)	-	3.5	-	(74.1)	(9.9)
Results of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period	134.1	3.7	28.3	(13.2)	(166.1)	(13.2)	189.1	(29.9)	(79.6)	(79.6)	(13.2)	37.8

Results by Business Unit	Comgás	Lubrificantes	Radar	Other Businesses	Adjusts and Eliminations	Cosan	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Cosan Proforma	Cosan Logística
9M 14

Net Revenue	4,777.5	1,202.1	126.1	0.1	-	6.105,7	41,029.7	6,622.5	(23,826.1)	(1,118.8)	28.813,0	659.7
Cost of Goods and Services	(3,309.2)	(938.1)	(55.3)	0.0	-	(4.302,6)	(39,029.5)	(5,431.2)	22,230.3	1,118.8	(25.414,1)	(432.8)
Gross Profit	1,468.4	264.0	70.8	0.1	-	1.803,2	2,000.2	1,191.3	(1,595.7)	-	3.398,9	226.9
Gross Margin(%)	30.7%	22.%	56.1%	n/a	n/a	29.5%	4.9%	18.%	6.7%	- %	11.8%	34.4%
Selling Expenses	(473.9)	(186.7)	-	-	-	(660,6)	(884.9)	(426.9)	655.9	-	(1.316,5)	-
General and Administrative Expenses	(218.3)	(51.5)	(25.7)	(96.5)	-	(392,1)	(296.5)	(398.7)	347.6	-	(739,7)	(63.6)
Other Operating Revenues (Expenses)	(13.9)	0.6	63.6	(153.3)	-	(103,0)	262.3	82.0	(172.1)	-	69,1	(0.5)
Equity Pick-up	-	(4.8)	0.0	809.8	(343.0)	461,9	11.2	(28.8)	8.8	(476.3)	(23,2)	0.0
Depreciation and Amortization	376.7	53.6	0.7	2.5	-	433,5	403.2	1,423.9	(913.6)	-	1.347,1	70.4
EBITDA	1,138.9	75.2	109.4	632.0	(343.0)	1.612,4	1,495.6	1,842.8	(1,669.2)	(476.3)	2.805,3	233.2
EBITDA Margin (%)	23.8%	6.3%	86.8%	n/a	n/a	76.7%	3.6%	27.8%	7.%	- %	28.%	35.4%
Financial income	(217.6)	62.6	(0.8)	(557.9)	9.2	(704,3)	(102.0)	(370.6)	236.3	(43.4)	(984,1)	(52.3)
Financial expense	65.7	3.3	7.7	76.4	(9.2)	143,8	69.8	252.2	(161.0)	43.4	348,3	28.6
Foreign exchange gain (losses), net	(48.7)	(20.1)	-	(39.3)	-	(108,1)	(15.1)	(136.8)	76.0	-	(184,0)	0.6
Derivatives	48.7	(6.6)	-	16.3	-	58,4	(31.4)	139.1	(53.8)	-	112,3	-
Income taxes expenses	(208.3)	(9.6)	(11.4)	250.5	-	21.2	(327.6)	(14.2)	170.9	-	(149.7)	(47.0)
Non-controlling interests	-	-	-	-	(214.4)	(214.4)	(22.0)	-	11.0	-	(225.3)	(23.3)
Results of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period	402.1	51.2	104.1	306.1	(557.4)	306.1	664.1	288.5	(476.3)	(476.3)	306.1	92.6

47 of 47

Item 2

Cosan Limited

Consolidated interim financial statements at
September 30, 2014 and report of independent
registered public accounting firm

Cosan Limited

Consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Cosan Limited

Introduction

We have reviewed the consolidated interim accounting information of Cosan Limited, included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2014, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Campinas, November 5, 2014.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F”

s/s Marcos Roberto Sponchiado

Marcos Roberto Sponchiado
Contador CRC 1SP175536/O-5

Cosan Limited

Consolidated statement of financial position
September 30, 2014 and December 31, 2013
(In thousands of Brazilian Reais - R$)

	Note	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	4	1,330,619	1,509,565
Investment securities		202,352	87,978
Trade receivables	5	872,473	844,483
Inventories		327,367	311,980
Derivative financial instruments	24	21,592	-
Receivables from related parties	7	56,748	46,788
Income tax receivable		17,964	56,340
Other current tax receivable		74,977	85,433
Other financial assets	6	67,888	63,054
Dividends receivable		162,602	26,350
Other assets		250,514	217,927
		3,385,096	3,249,898

Assets held for sale	10	436,800	314,104

Current assets		3,821,896	3,564,002

Trade receivables	5	406,104	238,460
Deferred tax assets	16	270,017	232,188
Receivables from related parties	7	387,695	504,481
Income tax receivable		28,197	49,268
Other non-current tax receivable		16,929	18,366
Judicial deposits	17	398,480	361,554
Other financial assets	6	431,635	407,107
Derivative financial instruments	24	621,704	513,934
Other non-current asset		487,323	493,340
Equity method investments	8	111,304	103,316
Investment in joint ventures	9	8,576,681	8,498,259
Investment property	10	2,167,221	2,281,509
Property, plant and equipment	11	1,360,812	1,271,910
Intangible assets	12	10,233,226	10,078,040

Non-current assets		25,497,328	25,051,732

Total assets		29,319,224	28,615,734

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of financial position
September 30, 2014 and December 31, 2013
(In thousands of Brazilian Reais - R$)

	Note	September 30, 2014	December 31, 2013
Liabilities
Loans and borrowings	13	814,637	1,050,862
Derivative financial instruments	24	22,881	50,879
Trade payables	14	996,693	862,429
Employee benefits payable		115,751	103,296
Income tax payable		17,614	28,143
Other current tax payable	15	188,791	199,056
Dividends payable		8,763	92,759
Payables to related parties	7	111,308	105,463
Other current liabilities		147,145	157,806

Current liabilities		2,423,583	2,650,693

Loans and borrowings	13	6,829,461	8,042,094
Derivative financial instruments	24	246,509	280,462
Other non-current tax payable	15	1,013,242	1,010,767
Provision for legal proceedings	17	651,122	722,458
Pension and post-employment benefits	26	354,705	339,135
Deferred tax liabilities	16	1,620,733	1,698,622
Preferred shareholders payable in subsidiaries	18	2,036,341	-
Other non-current liabilities		514,200	551,739

Non-current liabilities		13,266,313	12,645,277

Total liabilities		15,689,896	15,295,970

Equity	19
Share capital		5,328	5,328
Additional paid in capital		3,839,410	3,828,858
Other comprehensive income		(142,296)	(84,887)
Retained earnings		2,245,002	2,136,975

Equity attributable to:
Owners of the Company		5,947,444	5,886,274
Non-controlling interests	8	7,681,884	7,433,490

Total equity		13,629,328	13,319,764

Total equity and liabilities		29,319,224	28,615,734

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the nine month period ended September 30, 2014 and 2013
(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Net sales	21	2,362,250	6,765,425	2,434,511	6,649,659
Cost of sales		(1,669,466)	(4,735,344)	(1,712,963)	(4,698,262)

Gross profit		692,784	2,030,081	721,548	1,951,397

Selling expenses		(229,667)	(660,572)	(221,457)	(599,737)
General and administrative expenses		(155,852)	(473,837)	(154,614)	(439,579)
Other (expense) income, net	23	(4,492)	(103,452)	27,331	79,563

Operating expense		(390,011)	(1,237,861)	(348,740)	(959,753)

Income before financial results, equity in
income of associates and income taxes		302,773	792,220	372,808	991,644

Equity in income of investees
Equity in income of associates	8	(3,369)	(2,702)	(6,218)	(3,885)
Equity in income of jointly controlled entity	9	79,168	464,633	197,240	255,157
		75,799	461,931	191,022	251,272
Financial results	22
Finance expense		(263,336)	(770,794)	(271,966)	(721,581)
Finance income		51,404	174,176	48,600	165,871
Foreign exchange (losses) gain, net		(200,171)	(103,612)	87,046	(222,862)
Derivatives		124,412	51,225	(5,218)	139,395
		(287,691)	(649,005)	(141,538)	(639,177)

Profit before taxes		90,881	605,146	422,292	603,739

Income taxes expenses	16
Current		(55,045)	(121,271)	(99,270)	(152,609)
Deferred		70,905	95,387	(18,550)	(60,900)
		15,860	(25,884)	(117,820)	(213,509)

Profit from continuing operations		106,741	579,262	304,472	390,230
Loss from discontinued operations, net of tax		-	-	-	(3,369)

Profit for the period		106,741	579,262	304,472	386,861

Other comprehensive income
Items that will not be
reclassified to profit or loss:
Actuarial gain (losses) on defined benefit plan		3,028	1,612	940	(53,002)
Taxes on items that will not be
reclassified to profit or loss		(1,030)	(548)	(320)	18,021
		1,998	1,064	620	(34,981)

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the nine month period ended September 30, 2014 and 2013
(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2014 to September 30, 2014		January 1, 2014 to September 30, 2014		July 1, 2013 to September 30, 2013		January 1, 2013 to September 30, 2013
Foreign currency translation effect			(33,397)		(30,233)		(13,346)		(16,801)
Losses on cash flow hedge
in jointly controlled entity			(41,834)		(83,214)		(79,204)		(80,592)
Changes in fair value of
available for sale securities			63		2,610		1,063		15,333
Taxes on items that may be reclassified
subsequently to profit or loss			14,202		27,405		26,568		22,188
			(60,966)		(83,432)		(64,919)		(59,872)

Other comprehensive (loss)
income for the period, net of tax			(58,968)		(82,368)		(64,299)		(94,853)

Total comprehensive income for the period			47,773		496,894		240,173		292,008

Profit attributable to:
Owners of the Company (including
discontinued operations)			20,542		200,098		118,741		78,278
Non-controlling interests			86,199		379,164		185,733		308,584

Total comprehensive income attributable to:
Owners of the Company			(27,531)		142,689		78,296		11,963
Non-controlling interests			75,304		354,205		161,879		280,046

Basic earnings per share	20
Continuing operations		R$	0.08	R$	0.76	R$	0.45	R$	0.29
Discontinued operations			-		-		-	R$	(0.01)
		R$	0.08	R$	0.76	R$	0.45	R$	0.28
Diluted earnings per share	20
Continuing operations		R$	(0.02)	R$	0.47	R$	0.26	R$	0.12
Discontinued operations			-		-		-	R$	(0.01)
		R$	(0.02)	R$	0.47	R$	0.26	R$	0.11

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the nine month period ended September 30, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		Capital reserve			Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners of	controlling	Total
	capital	capital	income (loss)	earnings	the Company	interests	equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Profit for the period	-	-	-	200,098	200,098	379,164	579,262

Other comprehensive income
Foreign currency translation effects	-	-	(23,953)	-	(23,953)	(6,280)	(30,233)
Loss on cash flow hedge in jointly controlled entity	-	-	(34,217)	-	(34,217)	(20,704)	(54,921)
Actuarial gain on defined benefit plan	-	-	380	-	380	684	1,064
Changes in fair value of available for sale securities	-	-	381	-	381	1,341	1,722

Total comprehensive income for the period	-	-	(57,409)	200,098	142,689	354,205	496,894

Contributions by and distributions to
owners of the Company
Share options exercised	-	28,436	-	-	28,436	17,206	45,642
Dividends - non-controlling interests	-	458	-	-	458	-	458
Share based compensation	-	4,791	-	-	4,791	2,899	7,690
Dividends	-	-	-	(92,071)	(92,071)	(115,433)	(207,504)

Total contributions by and distributions to owners of the Company	-	33,685	-	(92,071)	(58,386)	(95,328)	(153,714)

Transactions with owners of the Company
Acquisition of non-controlling interest	-	(820)	-	-	(820)	3,018	2,198
Acquisition cost of the preferred shares of subsidiaries	-	(22,313)	-	-	(22,313)	(13,501)	(35,814)

Total transactions with owners of the Company	-	(23,133)	-	-	(23,133)	(10,483)	(33,616)

At September 30, 2014	5,328	3,839,410	(142,296)	2,245,002	5,947,444	7,681,884	13,629,328

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the nine month period ended September 30, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		Capital reserve			Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners of	controlling	Total
	capital	capital	income (loss)	earnings	the Company	interests	equity
At January 1, 2013	5,328	3,778,022	(38,096)	2,105,688	5,850,942	7,330,986	13,181,928

Profit for the period	-	-	-	78,278	78,278	308,584	386,862

Other comprehensive income
Foreign currency translation effects	-	-	(13,241)	-	(13,241)	(3,560)	(16,801)
Loss on cash flow hedge in jointly controlled entity	-	-	(33,139)	-	(33,139)	(20,051)	(53,190)
Actuarial losses on defined benefit plan	-	-	(21,793)	-	(21,793)	(13,188)	(34,981)
Changes in fair value of available for sale securities	-	-	1,858	-	1,858	8,262	10,120

Total comprehensive income for the period	-	-	(66,315)	78,278	11,963	280,047	292,010

Contributions by and distributions to
owners of the Company
Share options exercised	-	7,288	-	-	7,288	4,410	11,698
Dividends - non-controlling interests	-	647	-	-	647	-	647
Share based compensation	-	4,753	-	-	4,753	2,876	7,629
Dividends	-	-	-	(179,694)	(179,694)	(122,535)	(302,229)

Total contributions by and distributions to owners of the Company	-	12,688	-	(179,694)	(167,006)	(115,249)	(282,255)

Transactions with owners of the Company
Corporate reorganization - Raízen Group	-	(3,927)	-	-	(3,927)	(2,379)	(6,306)
Acquisition of treasury shares	-	(43,412)	-	-	(43,412)	(26,268)	(69,680)
Business combination - COMGÁS	-	78,811	-	-	78,811	19,191	98,002
Business combination - Radar	-	569	-	-	569	(205,705)	(205,136)

Total transactions with owners of the Company	-	32,041	-	-	32,041	(215,161)	(183,120)

At September 30, 2013	5,328	3,822,751	(104,411)	2,004,272	5,727,940	7,280,623	13,008,563

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of cash flows
For the nine month period ended September 30, 2014 and 2013
(In thousands of Brazilian Reais - R$)

	Note	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Cash flows from operating activities
Profit before taxes		90,881	605,146	422,294	603,740
Adjustments for:
Depreciation and amortization	11 / 12	172,922	503,921	153,382	439,842
Equity in income of investees	8	3,369	2,702	6,218	3,885
Equity in income of jointly controlled entity	9	(79,168)	(464,633)	(197,240)	(255,157)
Gain on disposal of assets		2,580	7,387	237	(9,522)
Share-based compensation expense		2,563	7,690	2,153	7,629
Change in fair value of investment property	10	(18,745)	(63,728)	(45,450)	(105,868)
Provision for judicial demands		14,476	40,706	42,415	83,683
Indexation charges, interest and
exchange gains/losses, net		289,742	678,042	83,145	598,065
Other		26,672	72,492	34,570	69,626
		505,292	1,389,725	501,724	1,435,923
Changes in:
Trade receivables		(83,047)	(212,801)	(4,295)	(212,757)
Investment securities		(4,156)	(104,433)	-	-
Restricted cash		-	-	-	3,944
Inventories		(22,347)	(14,801)	(15,425)	760
Recoverable taxes		18,060	54,515	(320)	(34,844)
Related parties		637	(49,958)	20,733	4,515
Trade payables		70,443	128,714	(157,904)	106,936
Employee benefits		11,568	(31,090)	(11,514)	(44,263)
Provision for judicial demands		(3,571)	(11,569)	49,273	(46,155)
Income and other taxes		(61,622)	(193,628)	(15,349)	(244,011)
Other		(6,327)	(24,840)	35,077	(129,571)
		(80,362)	(459,891)	(99,724)	(595,446)

Net cash generated by operating activities		424,930	929,834	402,000	840,477

Cash flows from investing activities
Capital contribution in associates		(6,216)	(18,883)	(5,333)	(71,879)
Dividends received from investees		-	1,938	125,424	125,424
Dividends received from jointly controlled entity		118,010	315,010	-	345,290
Acquisition of property, plant and
equipment and intangible assets	11 / 12	(297,312)	(756,122)	(370,766)	(920,292)
Proceeds from sale of property, plant
and equipment, intangible and investments		382	1,178	-	118,656

Net cash used in investing activities		(185,136)	(456,879)	(250,675)	(402,801)

Cash flows from financing activities
Loans and borrowings raised		218,879	1,045,486	347,600	3,045,787
Payment of principal and interest
on loans and borrowings		(383,120)	(3,313,665)	(502,560)	(3,323,327)
Raising through of the preferred shares		(53,264)	1,946,736	-	-
Derivative financial instruments		(37,121)	(73,396)	55,547	79,955
Dividends paid		(31,027)	(303,085)	(282,497)	(431,927)
Treasury shares		-	-	(43,959)	(69,680)
Proceeds from exercise of share options		40,739	45,642	3,611	11,698

Net cash used in financing activities		(244,914)	(652,282)	(422,258)	(687,494)

(Decrease) in cash
and cash equivalents		(5,120)	(179,327)	(270,933)	(249,818)

Cash and cash equivalents at
the beginning of the period		1,340,435	1,509,565	1,495,446	1,469,974
Effect of exchange rate fluctuations on cash held		(4,696)	381	(11,917)	(7,560)

Cash and cash equivalents at
the ended of the period		1,330,619	1,330,619	1,212,596	1,212,596

Supplemental cash flow information
Interest paid		132,620	623,726	197,310	317,356
Income taxes paid		29,036	111,325	42,697	256,843

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE – CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa – CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and its subsidiaries with a 62.30 % interest. Cosan, Cosan S.A. and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iii) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”). At October 1, 2014 the segment “RUMO” was spun-off to “Cosan Logística S/A” according to Note 28.

The Company also holds interests in two jointly controlled entities ("Joint Ventures" or "JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse. Cosan and Royal Dutch Shell (“Shell”) share control of the two entities, where each owns 50% of the economic control. These investments are accounted for under the equity method as from the adoption of IFRS 11.

The Annual General Shareholders' Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This change was driven by changes in the Company’s investment portfolio, in which other businesses that do not use the harvest year (March 31st) have become more significant. With this change, the Company’s fiscal year begins on January 1st and ends on December 31st. These consolidated financial statements are for the nine months ended September 30, 2013.

2	Basis of preparation

2.1	Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

These interim consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2014.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.2	Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	Ownership percentage
	September 30, 2014	December 31, 2013
Directly owned subsidiary
_Cosan S.A.	62.30	62.30

Interest of Cosan S.A. in its subsidiaries
Administração de Participações Aguassanta Ltda.(1)	-	65.00
Águas da Ponte Alta S.A.	65.00	65.00
Bioinvestments Negócios e Participações S.A.	65.00	65.00
Comma Oil Chemicals	100.00	100.00
Companhia de Gás de São Paulo - COMGÁS	60.69	60.05
Cosan Biomassa S.A.	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Global Limited	100.00	100.00
Cosan Investimentos e Participações S.A.	100.00	100.00
Cosan Logística S.A.	100.00	100.00
Cosan Lubes Investments Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
Cosan Luxembourg S.A.	100.00	100.00
Cosan Overseas Limited	100.00	100.00
Cosan Paraguay S.A.	100.00	100.00
Cosan US, Inc.	100.00	100.00
Esus Brasil Participações S.A.	100.00	-
Janus Brasil Participações S.A.	100.00	-
Logispot Armazéns Gerais S.A.(2)	38.25	38.25
Nova Agrícola Ponte Alta S.A.	29.50	29.50
Nova Amaralina S.A. Propriedades Agrícolas	29.50	29.50
Nova Santa Barbara Agrícola S.A.	29.50	29.50
Novo Rumo Logística S.A.	-	100.00
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Proud Participações S.A.	65.00	65.00
Radar II Propriedades Agrícolas S.A.	65.00	65.00
Radar Propriedades Agrícolas S.A.	29.50	29.50
Rumo Logística Operadora Multimodal S.A.	75.00	75.00
Terras da Ponte Alta S.A.	29.50	29.50
Vale da Ponte Alta S.A.	65.00	65.00
(1)	Incorporated in March 2014;
(2)	Cosan has control over this subsidiary through an interest of 51% held by Rumo.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.3	New standards and interpretations not yet adopted

New standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these interim consolidated financial statements. None of these is expected to have a significant effect on the interim consolidated financial statements of the Company, except the following set out below:

I.
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

II.
On May 28, 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers, which outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, which is found currently across several standards and Interpretations within IFRSs. The core principle is that an entity recognizes revenue to reflect the transfer of goods or services, measured as the amount to which the entity expects to be entitled in exchange for those goods or services. However, the new Standard does not apply to transactions that are instead within the scope of the leasing standard.

The new standard is effective for reporting periods beginning on or after 1 January 2017, with earlier application permitted. Entities can choose to apply the Standard retrospectively or use a modified approach in the year of application. The Company is evaluating the impact of this new standard on the financial statements.

3	Operating segments

Segment information

The following segment information is based on the information used by Cosan's senior management to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a consistent basis with the accounting policies used in the preparation of the consolidated financial statements. Cosan evaluates operating performance based on the measure of EBITDA. A reconciliation of EBITDA to profit (loss) of the period is presented below.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Operating segments

I.
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a network of service stations under the "Shell" brand throughout Brazil;

III.
COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors;

IV.	Rumo: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

V.	Radar: management, buying, selling and leasing of agricultural properties;

VI.
Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; Following the adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the Lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information has been restated;

VII.	Cosan´s other business: other investments, in addition to the corporate activities of the Company.

The segments Raízen Energia and Raízen Combustíveis are accounted for under the equity method and not consolidated in these interim consolidated financial statements in accordance with IFRS 11. However, the Company’s senior management continues to review segment information of 100% of the results of these segments and a reconciliation of these segments to the entity’s financial information is presented in the column “Joint Venture deconsolidation”.

The following summarized assets and selected profit or loss information by segment were prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2014 to September 30, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income
Net sales	2,331,340	14,333,868	1,643,750	261,300	27,350	429,850	-	(16,665,208)	-	2,362,250
Domestic market	1,087,302	14,333,868	1,643,750	218,047	27,350	354,266	-	(15,421,170)	-	2,243,413
External market	1,244,038	-	-	43,253	-	75,584	-	(1,244,038)	-	118,837
Gross profit	373,908	711,930	494,834	80,635	20,419	96,894	2	(1,085,838)	-	692,784
Selling, general and administrative expenses	(283,345)	(395,375)	(240,314)	(20,894)	(8,880)	(82,215)	(33,216)	678,720	-	(385,519)
Other income (expenses), net	23,331	83,829	(6,000)	1,017	18,756	416	(18,681)	(107,160)	-	(4,492)
Financial income	106,535	23,250	27,222	6,468	1,815	1,705	17,336	(129,785)	(3,142)	51,404
Financial expense	(128,453)	(38,708)	(75,395)	(9,819)	(215)	27,393	(208,442)	167,161	3,142	(263,336)
Foreign exchange gain (losses), net	(266,774)	(68,122)	(80,876)	290	-	(46,006)	(73,579)	334,896	-	(200,171)
Derivatives	94,672	(3,274)	80,927	-	-	8,958	34,527	(91,398)	-	124,412
Equity in income of associates	(12,872)	3,887	-	-	-	(1,498)	131,609	8,985	(133,480)	(3,369)
Equity in income of jointly controlled entity	-	-	-	-	-	-	79,168	-	-	79,168
Income taxes expenses	63,139	(121,209)	(66,295)	(19,371)	(3,571)	(1,954)	107,051	58,070	-	15,860
Profit (loss) for the period	(29,859)	196,207	134,104	38,324	28,323	3,694	35,776	(166,348)	(133,480)	106,741

Other selected data
Depreciation and amortization	529,517	141,936	128,877	25,650	243	17,263	890	(671,453)	-	172,923
EBITDA	630,539	546,206	377,398	86,406	30,537	30,861	159,773	(1,176,745)	(133,480)	551,495
Acquisition of property, plant and equipment and intangible assets	387,417	195,740	171,684	85,551	192	15,627	24,258	(583,157)	-	297,312

Reconciliation of EBITDA
Profit (loss) for the period	(29,859)	196,207	134,104	38,324	28,323	3,694	35,776	(166,348)	(133,480)	106,741
Income taxes expenses	(63,139)	121,209	66,295	19,371	3,571	1,954	(107,051)	(58,070)	-	(15,860)
Financial result, net	194,020	86,854	48,122	3,061	(1,600)	7,950	230,158	(280,874)	-	287,691
Depreciation and amortization	529,517	141,936	128,877	25,650	243	17,263	890	(671,453)	-	172,923
EBITDA	630,539	546,206	377,398	86,406	30,537	30,861	159,773	(1,176,745)	(133,480)	551,495

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)
	January 1, 2014 to September 30, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income
Net sales	6,622,468	41,029,657	4,777,520	659,715	126,092	1,202,065	33	(47,652,125)	-	6,765,425
Domestic market	2,884,269	41,029,657	4,777,520	553,735	126,092	985,275	33	(43,913,926)	-	6,442,655
External market	3,738,199	-	-	105,980	-	216,790	-	(3,738,199)	-	322,770
Gross profit	1,191,299	2,000,178	1,468,361	226,950	70,771	263,965	34	(3,191,477)	-	2,030,081
Selling, general and administrative expenses	(825,621)	(1,181,344)	(692,231)	(63,632)	(25,727)	(238,159)	(114,660)	2,006,965	-	(1,134,409)
Other income (expenses), net	81,990	262,258	(13,927)	(464)	63,619	586	(153,266)	(344,248)	-	(103,452)
Financial income	252,247	69,840	65,707	28,602	7,670	3,282	78,159	(322,087)	(9,244)	174,176
Financial expense	(370,615)	(102,013)	(217,555)	(52,283)	(779)	62,603	(572,024)	472,628	9,244	(770,794)
Foreign exchange gain (losses), net	(136,828)	(15,108)	(48,716)	572	-	(20,089)	(35,380)	151,936	-	(103,613)
Derivatives	139,104	(31,438)	48,689	-	-	(6,556)	9,092	(107,666)	-	51,225
Equity in income of associates	(28,803)	11,219	-	-	-	(4,837)	648,552	17,584	(646,417)	(2,702)
Equity in income of jointly controlled entity	-	-	-	-	-	-	464,633	-	-	464,633
Income taxes expenses	(14,237)	(327,571)	(208,270)	(47,048)	(11,410)	(9,619)	250,463	341,808	-	(25,884)
Profit (loss) for the period	288,536	686,021	402,059	92,695	104,145	51,178	575,602	(974,557)	(646,417)	579,262

Other selected data
Depreciation and amortization	1,423,933	403,244	376,708	70,378	727	53,611	2,497	(1,827,177)	-	503,921
EBITDA	1,842,798	1,495,555	1,138,912	233,230	109,391	75,168	847,789	(3,338,353)	(646,417)	1,758,073
Acquisition of property, plant and equipment and intangible assets	1,963,115	602,330	491,750	183,280	447	30,545	50,100	(2,565,445)	-	756,122

Reconciliation of EBITDA
Profit (loss) for the period	288,536	686,021	402,059	92,695	104,145	51,178	575,602	(974,557)	(646,417)	579,262
Income taxes expenses	14,237	327,571	208,270	47,048	11,410	9,619	(250,462)	(341,808)	-	25,885
Financial result, net	116,092	78,719	151,875	23,109	(6,891)	(39,240)	520,152	(194,811)	-	649,005
Depreciation and amortization	1,423,933	403,244	376,708	70,378	727	53,611	2,497	(1,827,177)	-	503,921
EBITDA	1,842,798	1,495,555	1,138,912	233,230	109,391	75,168	847,789	(3,338,353)	(646,417)	1,758,073

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2013 to September 30, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income
Net sales	3,246,729	12,737,213	1,682,531	328,500	16,147	407,322	11	(15,983,942)	-	2,434,511
Domestic market	1,316,753	12,737,213	1,682,531	304,401	16,147	338,186	11	(14,053,966)	-	2,341,276
External market	1,929,976	-	-	24,099	-	69,136	-	(1,929,976)	-	93,235
Gross profit	726,101	659,996	483,958	125,139	16,147	96,293	11	(1,386,097)	-	721,548
Selling, general and administrative expenses	(358,584)	(362,825)	(229,988)	(17,286)	(5,314)	(83,486)	(39,997)	721,409	-	(376,071)
Other income (expenses), net	(19,891)	66,328	(17)	(12,613)	46,800	2,383	(9,222)	(46,437)	-	27,331
Financial income	55,193	23,386	14,557	14,534	1,051	3,560	18,040	(78,579)	(3,142)	48,600
Financial expense	(114,059)	(18,952)	(38,144)	(9,555)	(178)	(15,400)	(211,830)	133,011	3,142	(271,965)
Foreign exchange gain (losses), net	(25,128)	(7,319)	(6,929)	(109)	-	15,355	78,729	32,447	-	87,046
Derivatives	26,403	(12,032)	(4,809)	-	-	(4,512)	4,104	(14,371)	-	(5,217)
Equity in income of associates	(11,655)	-	-	-	-	(6,534)	282,928	11,655	(282,612)	(6,218)
Equity in income of jointly controlled entity	-	-	-	-	-	-	197,240	-	-	197,240
Income tax expenses	(94,462)	(119,280)	(74,689)	(33,657)	(3,625)	(10,464)	4,615	213,742	-	(117,820)
Profit (loss) for the period	183,918	229,302	143,939	66,452	54,881	(2,804)	324,618	(413,220)	(282,612)	304,474

Other selected data
Depreciation and amortization	564,547	119,602	115,053	19,797	254	17,759	519	(684,149)	-	153,382
EBITDA	900,518	483,101	369,006	115,036	57,887	26,416	431,479	(1,383,619)	(282,612)	717,212
Acquisition of property, plant and equipment and intangible assets	433,570	143,430	248,421	87,185	24	53,303	8,468	(577,000)	-	397,401

Reconciliation of EBITDA
Profit (loss) for the period	183,918	229,302	143,939	66,452	54,881	(2,804)	324,618	(413,220)	(282,612)	304,474
Income tax expenses	94,462	119,280	74,689	33,657	3,625	10,464	(4,615)	(213,742)	-	117,820
Financial result, net	57,591	14,917	35,325	(4,870)	(873)	997	110,957	(72,508)	-	141,536
Depreciation and amortization	564,547	119,602	115,053	19,797	254	17,759	519	(684,149)	-	153,382
EBITDA	900,518	483,101	369,006	115,036	57,887	26,416	431,479	(1,383,619)	(282,612)	717,212

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)
	January 1, 2013 to September 30, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income
Net sales	7,075,353	35,462,823	4,735,927	711,221	51,409	1,151,077	25	(42,538,176)	-	6,649,659
Domestic market	2,741,231	35,462,823	4,735,927	649,967	51,409	970,462	25	(38,204,054)	-	6,407,790
External market	4,334,122	-	-	61,254	-	180,615	-	(4,334,122)	-	241,869
Gross profit	1,211,319	1,810,491	1,325,553	281,661	45,353	298,912	22	(3,021,810)	(104)	1,951,397
Selling, general and administrative expenses	(935,222)	(1,056,489)	(648,811)	(51,710)	(15,132)	(225,446)	(98,217)	1,991,711	-	(1,039,316)
Other income (expenses), net	15,857	213,558	(6,508)	(18,423)	110,198	(5,680)	(24)	(229,415)	-	79,563
Financial income	167,725	85,116	34,275	37,521	2,575	31,977	65,483	(252,841)	(5,960)	165,871
Financial expense	(312,463)	(61,631)	(148,659)	(27,079)	(671)	(46,049)	(505,084)	374,094	5,960	(721,582)
Foreign exchange gain (losses), net	(212,335)	(102,860)	(126,250)	55	(3)	4,175	(100,838)	315,195	-	(222,861)
Derivatives	(38,338)	28,521	98,473	-	-	1,594	39,329	9,817	-	139,396
Equity in income of associates	(21,609)	-	-	-	29	(6,534)	420,731	21,609	(418,111)	(3,885)
Equity in income of jointly controlled entity	-	-	-	-	-	-	255,157	-	-	255,157
Income tax expenses	49,538	(297,709)	(180,247)	(75,916)	(8,183)	(31,231)	82,045	248,171	23	(213,509)
Profit (loss) for the period	(75,528)	618,997	347,828	146,109	134,166	21,719	158,601	(543,469)	(418,192)	390,231

Other selected data
Depreciation and amortization	1,453,791	355,758	327,426	57,478	707	52,510	1,616	(1,809,549)	-	439,737
EBITDA	1,724,136	1,323,318	997,662	269,006	141,155	113,763	579,282	(3,047,454)	(418,215)	1,682,653
Acquisition of property, plant and equipment and intangible assets	1,926,905	386,232	642,810	213,289	2,416	77,861	10,521	(2,313,137)	-	946,897

Reconciliation of EBITDA
Profit (loss) for the period	(75,528)	618,997	347,828	146,109	134,166	21,719	158,601	(543,469)	(418,192)	390,231
Income tax expenses	(49,538)	297,709	180,247	75,916	8,183	31,231	(82,045)	(248,171)	(23)	213,509
Financial result, net	395,411	50,854	142,161	(10,497)	(1,901)	8,303	501,110	(446,265)	-	639,176
Depreciation and amortization	1,453,791	355,758	327,426	57,478	707	52,510	1,616	(1,809,549)	-	439,737
EBITDA	1,724,136	1,323,318	997,662	269,006	141,155	113,763	579,282	(3,047,454)	(418,215)	1,682,653

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2014
Statement of financial position	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Cash and cash equivalents	1,559,747	198,987	920,774	96,764	678	33,282	279,121	(1,758,734)	-	1,330,619
Investment securities	-	-	-	-	137,352	-	65,000	-	-	202,352
Trade receivables	582,527	1,449,506	600,655	36,908	15,965	218,704	241	(2,032,033)	-	872,473
Inventories	2,577,602	1,069,562	120,422	6,099	-	200,810	36	(3,647,164)	-	327,367
Other current assets	2,490,982	475,354	250,620	21,696	458,141	28,950	365,096	(2,966,336)	(35,418)	1,089,085
Equity method investments	213,941	256,546	-	-	-	15,822	13,042,463	(470,487)	(12,946,981)	111,304
Investment in jointly ventures	-	-	-	-	-	-	8,576,681	-	-	8,576,681
Biological assets	1,828,829	-	-	-	-	-	-	(1,828,829)	-	-
Investment property	-	-	-	-	2,167,221	-	-	-	-	2,167,221
Property, plant and equipment	9,863,400	2,462,341	-	1,047,280	10,862	208,516	94,154	(12,325,741)	-	1,360,812
Intangible assets	3,339,449	4,248,628	8,558,658	834,405	142	833,265	6,756	(7,588,077)	-	10,233,226
Other non-current assets	2,045,218	2,334,443	368,772	406,374	12,820	(130,587)	2,395,264	(4,379,661)	(4,559)	3,048,084
Loans and borrowings	(9,635,618)	(868,183)	(2,984,172)	(715,698)	-	(244,578)	(3,699,650)	10,503,801	-	(7,644,098)
Trade payables	(821,322)	(308,300)	(774,238)	(114,947)	(789)	(105,403)	(1,316)	1,129,622	-	(996,693)
Employee benefits payable	(323,051)	(61,895)	(52,503)	(16,368)	(13,192)	(16,503)	(17,185)	384,946	-	(115,751)
Other current liabilities	(594,002)	(1,673,413)	(120,654)	(49,679)	(19,602)	(90,476)	(256,069)	2,267,415	39,978	(496,502)
Other non-current liabilities	(2,555,281)	(2,805,705)	(984,842)	(215,846)	(87,387)	(209,570)	(4,939,207)	5,360,986	-	(6,436,852)
Total assets (net of liabilities) allocated by segment	10,572,421	6,777,871	5,903,492	1,336,988	2,682,211	742,232	15,911,385	(17,350,292)	(12,946,980)	13,629,328
Total assets	24,501,695	12,495,367	10,819,901	2,449,526	2,803,181	1,408,763	24,824,810	(36,997,062)	(12,986,957)	29,319,224

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)
	December 31, 2013
Statement of financial position	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Cash and cash equivalents	1,058,483	328,992	535,957	497,753	13,408	57,892	404,555	(1,387,475)	-	1,509,565
Investment securities	-	-	-	-	87,978	-	-	-	-	87,978
Trade receivables	416,746	1,435,095	582,889	32,506	28,052	200,796	240	(1,851,841)	-	844,483
Inventories	2,026,925	1,057,049	121,253	5,237	-	185,490	-	(3,083,974)	-	311,980
Other current assets	1,279,553	484,475	248,803	22,389	323,475	45,227	384,102	(1,764,028)	(214,007)	809,989
Equity method investments	408,591	254,826	-	-	-	15,364	12,702,097	(663,417)	(12,614,145)	103,316
Investment in joint ventures	-	-	-	-	-	-	8,498,259	-	-	8,498,259
Biological assets	1,867,765	-	-	-	-	-	-	(1,867,765)	-	-
Investment property	-	-	-	-	2,281,509	-	-	-	-	2,281,509
Property, plant and equipment	9,504,874	2,494,486	-	1,013,149	11,195	197,137	50,429	(11,999,360)	-	1,271,910
Intangible assets	3,100,227	4,038,314	8,450,541	755,635	89	867,826	3,949	(7,138,541)	-	10,078,040
Other non-current assets	1,534,557	1,403,117	332,918	234,965	4,884	(93,658)	2,755,380	(2,937,674)	(415,784)	2,818,705
Loans and borrowings	(7,732,778)	(862,521)	(2,841,387)	(705,974)	-	(209,579)	(5,336,016)	8,595,299	-	(9,092,956)
Trade payables	(633,505)	(551,176)	(706,397)	(82,872)	(1,216)	(70,102)	(1,560)	1,184,681	(282)	(862,429)
Employee benefits payable	(249,919)	(60,091)	(59,417)	(12,522)	(4,247)	(13,039)	(14,070)	310,010	-	(103,295)
Other current liabilities	(495,240)	(525,188)	(301,089)	(127,287)	(31,020)	(107,826)	(280,883)	1,020,428	213,997	(634,108)
Other non-current liabilities	(1,693,036)	(2,715,727)	(863,768)	(198,620)	(85,951)	(327,564)	(3,543,346)	4,408,763	416,067	(4,603,182)
Total assets (net of liabilities) allocated by segment	10,393,243	6,781,651	5,500,303	1,434,359	2,628,156	747,964	15,623,136	(17,174,894)	(12,614,154)	13,319,764
Total assets	21,197,721	11,496,354	10,272,361	2,561,634	2,750,590	1,476,074	24,799,011	(32,694,075)	(13,243,936)	28,615,734

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Detailed net sales by segment:

	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Raízen Energia
Sugar	1,075,130	2,883,405	1,492,312	3,428,124
Ethanol	951,990	3,152,586	1,519,756	3,223,801
Cogeneration	230,582	432,834	153,251	263,636
Other	73,638	153,643	81,410	159,792
	2,331,340	6,622,468	3,246,729	7,075,353
Raízen Combustíveis
Fuels	14,333,868	41,029,657	12,737,213	35,462,823
	14,333,868	41,029,657	12,737,213	35,462,823
COMGÁS
Industrial	1,039,188	3,100,765	1,068,152	3,015,187
Residential	193,576	475,842	188,771	466,216
Thermogeneration	95,438	286,867	35,730	210,937
Cogeneration	59,124	187,132	62,355	193,337
Automotive	51,290	148,044	50,393	144,169
Commercial	68,257	187,728	63,756	171,287
Construction revenue	126,237	361,341	204,425	513,736
Other	10,640	29,801	8,949	21,058
	1,643,750	4,777,520	1,682,531	4,735,927
Rumo
Port lifting	65,159	158,467	54,477	127,951
Logistics	190,659	483,398	270,890	571,543
Other	5,482	17,850	3,133	11,727
	261,300	659,715	328,500	711,221
Radar
Property sale	11,080	74,340	-	5,694
Land lease	14,427	46,235	16,147	45,715
Other	1,843	5,517	-	-
	27,350	126,092	16,147	51,409
Lubricants
Lubricants	342,973	997,460	349,902	1,022,616
Basic Oil	71,471	181,662	54,834	121,232
Other	15,406	22,943	2,586	7,229
	429,850	1,202,065	407,322	1,151,077

Cosan’s other business	-	33	11	25

IFRS 11 - Deconsolidated of
Joint Ventures and eliminations	(16,665,208)	(47,652,125)	(15,983,942)	(42,538,176)

Total	2,362,250	6,765,425	2,434,511	6,649,659

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	Cash and cash equivalents

	September 30, 2014	December 31, 2013
Brazilian Reais
Short-term investments	1,199,115	1,387,295

U.S. Dollars
Cash and bank deposits	131,504	122,270

	1,330,619	1,509,565

Short-term investments are mainly comprised of exclusive funds as presented below:

	September 30, 2014	December 31, 2013
Exclusive funds
Commitment transactions	274,114	662,262
Bank certificate of deposits - CDB	20,371	175,895
	294,485	838,157
Bank investments
Bank certificate of deposits - CDB	249,074	147,782
Commitment transactions	617,984	342,894
Other financial investments	37,572	58,462
	904,630	549,138

	1,199,115	1,387,295

5	Trade receivables

	September 30, 2014	December 31, 2013
Domestic	1,298,019	1,087,118
Foreign	28,189	24,453
Allowance for
doubtful accounts	(47,631)	(28,628)

	1,278,577	1,082,943

Current	872,473	844,483
Non-current	406,104	238,460

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On October 10, 2013, ALL – América Latina Logística S.A. (“ALL”), issued a press release announcing that it had initiated legal actions in relation to the contracts entered with Rumo. Rumo then filed a request for arbitration against ALL, among other administrative and judicial measures to enforce its contractual rights and to require ALL comply with the terms of the agreement signed in 2009, as amended, including the 4th and 5th amendment signed on May 31, 2013. There are no judicial decisions suspending the validity of the contracts signed between ALL and Rumo.

On May 12, 2014, Rumo and ALL together requested the suspension of all court proceedings related to the performance of the agreements in accordance with art. 265, item II of CPC - Civil Procedure Code, as well as any resources or incident thereto, for a period of six months, without prejudice to the parties when the eventual resumption of its course.

As of September 30, 2014, Rumo has recorded accounts receivable from ALL amounting to R$373,720 (R$225,401 on December 31, 2013), net of allowance for losses amounting to R$20,950, for services provided under the agreements in accordance with IAS 18 - Revenue. Additionally, revenue totaling R$145,377, including penalties and interest, was not recorded because not all the criteria for revenue recognition have been met.

6	Other financial assets

	September 30, 2014	December 31, 2013
Exxon Mobil financial assets	326,328	309,378
Receivable from sale of
discontinued operations(a)	173,195	160,783
	499,523	470,161

Current	67,888	63,054
Non-current	431,635	407,107

a)	Remaining balance from the sale of Cosan Alimentos will be received in three installments, adjusted by the CDI or SELIC indices.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Related parties

a)	Receivables from and payables to related parties are as follows:

	September 30, 2014	December 31, 2013
Current assets
Commercial operations
Raízen Energia S.A.	29,519	27,681
Raízen Combustíveis S.A.	2,460	4,048
Aguassanta Participações S.A.	6,350	6,368
Mansilla Participações Ltda.	6,039	-
Other	1,676	-
	46,044	38,097

Corporate operation / Agreements
Raízen Energia S.A.	1,566	1,468
	1,566	1,468
Financial operations
Rezende Barbosa Group	2,753	7,223
Raízen Combustíveis S.A.	1,385	-
Esus Brasil Participações S.A.	5,000	-
	9,138	7,223

	56,748	46,788

Non-current assets
Receivables under the
framework agreement
Raízen Energia S.A.	261,994	305,183
Raízen Combustíveis S.A.	15,126	90,756
	277,120	395,939
Financial operations
Rezende Barbosa Group	106,058	107,002
	106,058	107,002

Corporate restructuring	4,517	1,540

	387,695	504,481

Total assets	444,443	551,269

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2014	December 31, 2013
Current liabilities
Commercial operations
Shell Brazil Holding B.V.	-	5,986
Raízen Energia S.A.	26,736	18,491
Raízen Combustíveis S.A.	1,175	1,709
Other	39	34
	27,950	26,220
Corporate operations / Agreements
Raízen Combustíveis S.A.	11,306	8,800
Raízen Energia S.A.	67,551	70,443
	78,857	79,243
Financial operations
Shell Brazil Holding B.V.	3,070	-
Other	1,431	-
	4,501	-

Total liabilities	111,308	105,463

At March 15, 2014, the Company acquired, through an independent bank, debentures issued by Santa Barbara Agrícola S.A. in the amount of R$ 65,000 disclosed as investment securities.

	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Sales of goods and services
Raízen Energia S.A.	77,617	211,478	124,922	290,206
Other	315	1,387	143	143
	77,932	212,865	125,065	290,350
Purchase of goods / Inputs
Raízen Energia S.A.	(61)	(66)	(1)	(3)
Raízen Combustíveis S.A.	(11)	(730)	(316)	(860)
	(72)	(796)	(318)	(863)
Land lease
Raízen Energia S.A.	14,300	39,950	18,430	52,295
	14,300	39,950	18,430	52,295
Shared income (expense)
Aguassanta Participações S.A.	115	339	102	284
Raízen Energia S.A.	(2,098)	(8,990)	(3,186)	(9,673)
Other	-	-	-	-
	(1,983)	(8,651)	(3,084)	(9,388)

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)
	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Financial result
Rezende Barbosa	85	378	254	877
Usina Santa Luiza	(61)	(136)	(43)	(374)
Impulso Participações	-	-	-	(139)
Raízen Energia S.A.	679	1,902	1,134	1,625
Other	131	332	83	213
	834	2,476	1,427	2,202

Total	91,011	245,844	141,520	334,595

Commercial operations of Cosan among its subsidiaries and jointly controlled entities are carried out at market prices and market conditions. During the period of nine months ended September 30, 2014 and 2013 no loss for doubtful accounts was recorded with regards to receivables from related parties.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)
8	Equity method investments

a) Consolidated

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	December 31, 2013	Equity income of investee	Other comprehensive income	Capital increase	Dividends	Other	September 30, 2014	September 30, 2013
Tellus Brasil Participações Ltda.	65,957,282	33,638,214	51.00	78,821	3,706	95	6,115	(760)	979	88,956	4,881
Novvi Limited Liabilitie Company	200,002	100,001	50.00	15,364	(4,997)	770	4,640	-	44	15,821	(6,704)
Vertical UK LLP	-	-	50.00	8,126	474	(2,074)	-	-	-	6,526	-
Other investments	-	-	-	1,005	(1,885)	-	1,540	-	(659)	1	(2,062)

Total				103,316	(2,702)	(1,209)	12,295	(760)	364	111,304	(3,885)

b) Non-controlling:

	Issued shares of the investee	Number of shares held by non-controlling	Percentage of interest by non-controlling (%)	December 31, 2013	Equity in income of investee of non-controlling	Other comprehensive income	Dividends	Acquisition of non-controlling interest	September 30, 2014
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	61.75	37,219	106	-	(141)	-	37,184
Rumo Logística Operadora Multimodal S.A.	956,917	239,229	25.00	349,285	23,147	-	(47,481)	-	324,951
Radar Propriedades Agrícolas S.A.	21,148,989	17,147,822	81.08	1,607,793	21,530	1,136	(32,432)	(96)	1,597,931
Radar II Propriedades Agrícolas S.A.	830,690,258	290,710,861	35.00	328,192	39,244	80	(6,300)	-	361,216
Elimination of participation Radar II in Radar	-	-	-	(505,215)	(5,163)	(226)	6,504	-	(504,100)
Companhia de Gás de São Paulo - "COMGÁS"	119,822,797	47,864,807	39.31	1,961,238	158,742	444	-	3,610	2,124,034
Cosan S.A. Indústria e Comércio	407,214,353	252,444,538	37.70	3,654,978	141,558	(26,393)	(35,583)	6,108	3,740,668

Total				7,433,490	379,164	(24,959)	(115,433)	9,622	7,681,884

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9	Investment in joint ventures

Cosan has joint control over Raízen Energia and Raízen Combustíveis by virtue of its 50% share of both companies and the requirement for unanimous consent by all parties over decisions related to the relevant activities of the arrangements. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used in the consolidated financial statements.

Investments in jointly controlled entities had the following change in the period:

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	December 31, 2013	Equity in income of jointly controlled entity	Dividends	Other comprehensive income	Other equity effects	September 30, 2014	Equity in income September 30, 2013
Raízen Combustíveis S.A.	3,303,168,484	1,651,584,242	50.00	3,326,482	312,387	(323,552)	-	-	3,315,317	301,103
Raízen Energia S.A.	5,902,595,634	2,951,297,817	50.00	5,171,777	152,246	(26,912)	(39,960)	4,213	5,261,364	(45,946)

Total				8,498,259	464,633	(350,464)	(39,960)	4,213	8,576,681	255,157

The statement of financial position and statement of profit or loss of jointly controlled entities are disclosed in Note 3, Segments.

The cash flows and comprehensive income of the jointly controlled entities Raízen Energia and Raízen Combustíveis for the period ended September 30, 2014 and 2013 are presented below:

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Raízen Energia		Raízen Combustíveis
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash flow
Operating activities	1,819,761	1,778,228	501,581	434,446
Investing activities	(1,942,062)	(2,001,919)	123,902	463,736
Financing activities	623,565	(133,045)	(755,488)	(662,777)

Increase (use) in cash
and cash equivalents	501,264	(356,736)	(130,005)	235,405

Other comprehensive (loss) income	155,269	(174,578)	686,172	618,674

According to the terms of the Framework Agreement of Joint Venture Raízen, Cosan is responsible for legal proceedings that existed prior to the formation of Raízen, which are net of judicial deposits as of April 1, 2011, as well as tax installments on the REFIS (tax refinancing) program, recorded in "Other taxes payable". Additionally, Cosan is party to a credit line (stand-by) facility granted to Raízen in the amount of US Dollars 500,000 thousand, which was unused at September 30, 2014.

10	Assets held for sale and investment property

The balance of assets held for sale and investment property are as follows:

	Investment property	Assets held for sale	Total
At December 31, 2013	2,281,509	314,104	2,595,613
Change in fair value	47,003	16,726	63,729
Transfers	(161,291)	161,291	-
Disposals	-	(55,321)	(55,321)

At September 30, 2014	2,167,221	436,800	2,604,021

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Rails cars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928
Additions	113	4,889	-	251,145	-	256,147
Disposals	(11)	(2,077)	-	2	(1,007)	(3,093)
Transfers(1)	55,600	114,749	5,380	(293,151)	3,953	(113,469)

At September 30, 2014	502,942	476,823	441,444	242,258	38,046	1,701,513

Depreciation
At December 31, 2013	(80,419)	(153,996)	(41,584)	-	(14,019)	(290,018)
Additions	(11,738)	(27,239)	(10,260)	-	(3,376)	(52,613)
Disposals	11	992	-	-	927	1,930
Transfers(1)	4	(4)	-	-	-	-

At September 30, 2014	(92,142)	(180,247)	(51,844)	-	(16,468)	(340,701)

At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910
At September 30, 2014	410,800	296,576	389,600	242,258	21,578	1,360,812

(i) Refer to intangible transfers due to the capitalization of these assets.

Capitalization of borrowing costs

Capitalized borrowing costs for the nine month ended September 30, 2014, amounted to R$ 4,837 (September 30, 2013 R$ 3,741). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 8.49% p.a. for the nine month ended September 30, 2014 (5,83% p.a. for the nine month ended September 30, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Intangible assets

	Goodwill	Concession intangible asset-COMGÁS	Improvements in public concessions and operation licenses	Trademark	Related customer relationships	Other	Total
Cost
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278
Additions	-	377,377	-	-	108,372	14,226	499,975
Disposals	-	(14,833)	-	-	(5,783)	11	(20,605)
Transfers(1)	-	4	109,740	-	(4)	3,728	113,468

At September 30, 2014	703,956	8,669,830	861,295	252,474	821,771	218,790	11,528,116

Amortization
At December 31, 2013	-	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)
Additions	-	(253,768)	(28,808)	(17,123)	(115,914)	(36,159)	(451,772)
Disposals	-	11,274	-	-	2,954	(108)	14,120

At September 30, 2014	-	(548,931)	(130,927)	(131,255)	(386,080)	(97,697)	(1,294,890)

At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040
At September 30, 2014	703,956	8,120,899	730,368	121,219	435,691	121,093	10,233,226

(i) Refer to intangible transfers due to the capitalization of these assets.
Capitalization of borrowing costs

Capitalized borrowing costs for the nine month ended September 30, 2014, amounted to R$ 15,787 (September 30, 2013 R $ 16,832). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 9.04% p.a. for the nine month ended September 30, 2014 (7.94% p.a. for the nine month ended September 30, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization - %	September 30, 2014	December 31, 2013
Concession intangible asset - COMGÁS(a)	Over the concession term	8,120,899	8,000,845

Improvements in public grants(b)	Over the concession term	476,983	387,245
Operating license for port terminal(c)	4.00	253,385	262,190
		730,368	649,435
Trademarks
Mobil	10.00	97,015	114,138
Comma	-	24,204	24,204
		121,219	138,342
Relationship with customers
COMGÁS	3.00	373,803	375,184
Lubricants	6.00	61,888	70,883
		435,691	446,067
Other
Software licenses	20.00	81,507	91,695
Other		39,586	47,700
		121,093	139,395

		9,529,270	9,374,084

a)
Refers to the concession intangible asset for the public gas distribution service, which represents the right to charge users for the supply of gas and is comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets as disclosed;

b)	Refers to improvements made to the federal railways in relation to the transportation agreement entered by Rumo;

c)	License port operations and customer relationships of Rumo, recognized as a result of business combinations.

Impairment testing of cash-generating units containing goodwill.

Analyses of impairment test are performed annually. During the period ended September 30, 2014, no impairment indicator was identified that would require the performance of an impairment test.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Loans and borrowings

	Interest
Description(a)	Index(b)	Interest rate(c) (%)	September 30, 2014	December 31, 2013	Maturity date
Senior Notes Due 2018	Fixed	9.50	853,583	873,589	may-18
Senior Notes Due 2023	Dollar (US$)	5.00	1,212,136	1,086,716	may-23
BNDES	TJLP	7.77	349,231	526,716	oct-18
BNDES	SELIC	12.90	238,366	159,894	oct-20
BNDES	TJ462	7.80	736,511	525,636	oct-20
Perpetual notes	Dollar (US$)	8.25	1,241,139	1,186,221	-
Working capital	Dollar (US$) + LIBOR	4.18	122,483	262,796	sep-16
Working capital	Dollar (US$)	2.09	98,114	-	oct-16
Working capital	CDI 1,43% per year	12.39	83,023	-	sep-16
Credit notes	110% CDI	-	-	393,646	-
FINAME	Fixed	4.19	250,925	277,298	nov-22
FINAME	URTJLP	6.94	454,892	428,916	may-22
Finem	Fixed	3.50	2,120	-	jan-24
Finem	URTJLP	6.66	7,999	-	jan-22
Loan 4131	Dollar (US$)	1.18	26,990	-	aug-15
Leasing	CDI	10.81	141	1,068	oct-14
Foreign loans	LIBOR UK semiannual	4.34	217,349	209,340	jun-17
EIB	Dollar (US$) + LIBOR	2.12	665,794	633,223	sep-21
Resolution 4131	Dollar (US$) + LIBOR	2.71	432,548	413,477	feb-18
Debentures	CDI	-	-	1,443,941	oct-20
Non-convertible debentures	CDI	11.81	127,284	164,144	sep-19
Debentures	Fixed rate+IPCA	11.89	434,295	417,231	sep-20
FINEP	Fixed	5.00	89,175	89,104	jan-21
			7,644,098	9,092,956

Current			814,637	1,050,862
Non-current			6,829,461	8,042,094

a)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled entities and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES); (ii) underlying assets (property, plant and equipment and intangible assets) being financed (FINAME);

b)
TJLP and URTJLP are long-term interest rates set on loans by the BNDES, the National Bank for Economic and Social Development. SELIC is the benchmark interest rate set by the Central Bank of Brazil. CDI is a benchmark interbank lending rate in Brazil. IPCA is the benchmark consumer price index used by the Central Bank of Brazil to set monetary policy;

c)	As at September 30, 2014, except where otherwise indicated.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The fair value of loans and borrowings are as follows:

	Carrying amount		Fair value
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Senior / perpetual notes	3,306,858	3,174,894	3,217,249	2,977,658
Financing	4,337,240	5,918,062	4,337,467	5,918,062

Total	7,644,098	9,092,956	7,554,716	8,895,720

14	Trade payables
	September 30, 2014	December 31, 2013
Natural gas suppliers	655,771	590,168
Materials and services suppliers	340,922	272,261

	996,693	862,429

15	Other taxes payable

	September 30, 2014	December 31, 2013
ICMS – State VAT	78,109	77,466
INSS - Social security	2,440	2,842
PIS - Revenue tax	2,094	5,170
COFINS- Revenue tax	16,265	30,470
Recovery program – REFIS	1,097,668	1,075,019
Other	5,457	18,856
	1,202,033	1,209,823

Current	188,791	199,056
Non-current	1,013,242	1,010,767

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Profit before taxes	90,881	605,146	422,292	603,739
Income tax and social contribution at	(30,900)	(205,750)	(143,579)	(205,271)
nominal rate (34%)

Adjustments to reconcile to effective tax rate
Equity method investments (non taxable income)	25,772	157,057	64,947	85,432
Permanent differences (donations, gifts, etc.)	(1,335)	(4,882)	(979)	(3,393)
Stock options	(871)	(2,614)	(732)	(2,594)
Interest on capital	-	(6,970)	-	(6,800)
Tax loss	(1,085)	(2,490)	(47,071)	(186,273)
Gains or losses from offshore companies	7,068	6,368	11,124	(5,205)
Tax basis differences related to entities taxed	8,046	28,652	14,053	32,910
on the Brazilian presumed profits method
Foreign exchange effects of foreign subsidiaries	5,831	(10,264)	(3,346)	(20,049)
Judicial demands	-	13,839	-	-
Disposal tax benefit on goodwill	-	-	(14,597)	(14,597)
Tax effect of unrealized gain on
investment in Joint Venture(i)	-	-	-	120,554
Other	3,334	1,170	2,361	(8,222)

Income tax and social contribution
expense (current and deferred)	15,860	(25,884)	(117,819)	(213,508)

Effective rate - %	-17.45	4.28	27.90	35.36

(i) Tax benefit created related to a downstream reverse merger in Raízen that resulted in a gain to Cosan’s statement of profit or loss. The gain is not taxable income and so appears in the tax reconciliation.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

	September 30, 2014				December 31, 2013
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carryforwards
Income tax loss carryforwards	1,909,549	477,387	-	477,387	282,656
Social contribution tax loss carryforwards	1,916,840	-	172,516	172,516	102,410

Temporary differences
Foreign currency receivables and payables	611,902	152,976	55,071	208,047	11,603
Tax deductible goodwill	1,029,588	257,397	92,663	350,060	514,893
Provision for judicial demands	539,335	134,834	48,540	183,374	194,985
Allowance for doubtful accounts	157,693	39,423	14,192	53,615	54,258
Profit sharing	26,581	6,645	2,392	9,037	67,057
Derivatives instruments unrealized gains	(262,678)	(65,670)	(23,641)	(89,311)	107,489
Unrealized gain on sale of investments	(90,864)	(22,716)	(8,178)	(30,894)	(30,894)
Other temporary differences	(100,601)	(25,150)	(9,054)	(34,204)	(38,895)
Property, plant and equipment	(105,261)	(26,315)	(9,474)	(35,789)	(28,017)
Gain on formation of Joint Ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,043)
Unrealized gains on investment property	(2,167,221)	(43,344)	(23,406)	(66,750)	(70,309)
Assets held for sale	(436,800)	(8,736)	(4,717)	(13,453)	(9,636)
Concession contract	35,258	8,814	3,173	11,987	11,579
Regulatory asset	209,075	52,269	18,817	71,086	118,228
Gains or losses on actuarial liabilities	305,449	76,362	27,490	103,852	41,593
Business combination - Property,
plant and equipment	(108,657)	(27,164)	(9,779)	(36,943)	(38,097)
Business combination - Intangible assets	(4,128,326)	(1,032,082)	(371,549)	(1,403,631)	(1,441,910)
Business combination - Other
fair value adjustments	(51,366)	(12,841)	(4,623)	(17,464)	(17,706)
Other	(377,065)	(94,266)	(33,935)	(128,201)	(162,678)
Total		(986,763)	(363,953)	(1,350,716)	(1,466,434)

Deferred income tax – Assets				270,017	232,188
Deferred income tax - Liabilities				(1,620,733)	(1,698,622)

Total net deferred taxes				(1,350,716)	(1,466,434)

c)	Changes in deferred income taxes, net:

At December 31, 2013 - Net deferred tax liability	(1,466,434)
Income	95,386
Other comprehensive income	1,399
Acquisition cost of the preferred shares	18,450
Other	483

At September 30, 2014	(1,350,716)

On May 2014, the Federal Government published Law No. 12.973, which converted into law the Provisional Measure No. 627 of November 11, 2013. This law brings profound changes in tax legislation, in particular regarding the appropriateness of tax rules to the new rules accounting introduced by Law No. 11.638 of December 28, 2007 and 11.941/2008, whose main objective was to converge the former Brazilian accounting rules with IFRS.

The Company is assessing Law No. 12.973 and so far no impact was identified in the financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Provision for legal proceedings

	September 30, 2014	December 31, 2013
Tax	338,019	410,890
Civil and environmental	135,735	146,011
Labor	177,368	165,557

	651,122	722,458

Judicial deposits as at September 30, 2014, and December 31, 2013, are as follow:

	September 30, 2014	December 31, 2013
Tax	305,193	294,991
Civil and environmental	47,585	33,659
Labor	45,702	32,904

	398,480	361,554

Changes in provision for judicial demands:

	Tax	Civil	Labor	Total
At December 31, 2013	410,890	146,011	165,557	722,458
Increases	9,214	13,997	69,839	93,050
Settlement or Write-Offs	(98,751)	(45,415)	(95,719)	(239,885)
Reclassified	1,849	(2,061)	212	-
Monetary variation	14,817	23,203	37,479	75,499

At September 30, 2014	338,019	135,735	177,368	651,122

Judicial claims deemed to be probable losses, accrued

a)	Tax claims

Legal proceedings in relation to tax payments, as at September 30, 2014 and December 31, 2013, are as follow:

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2014	December 31, 2013
Compensation with FINSOCIAL	238,832	230,775
IPC - 89(i)	-	74,879
INSS	45,970	46,291
ICMS credits	23,819	20,114
PIS and COFINS	5,712	6,541
IPI	1,011	993
IRPJ and CSLL	329	329
Other	22,346	30,968

	338,019	410,890

(i)
In 1993, Cosan Lubrificantes e Especialidades ("Cosan CLE") filed a lawsuit to challenge the balance sheet inflation accounting index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better reflected the actual inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the taxes that were offset. The judicial demand has been reclassified to remote loss and therefore the provision of the R$ 75,144 was reversed and R$ 13,839 recorded under income tax expense for previous years and interest of the R$ 61,305 for judicial demands.

b)	Civil and environmental

The Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges, among other.

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

Tax claims for which an unfavorable outcome is deemed possible and, therefore, not provisioned are as follow:

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2014	December 31, 2013
ICMS - State VAT(i)	1,538,863	1,291,685
IRRF	643,293	637,130
IRPJ/CSLL	755,956	726,815
Other	617,647	637,619
INSS - social security and other	514,930	508,053
IPI credit - NT	439,053	430,981
PIS and COFINS	552,126	506,813
Compensation with IPI - IN 67/98	117,846	115,004

	5,179,714	4,854,100

(i)
ICMS (State VAT): Refers mainly to (i) Tax assessments filed against the Company for alleged unpaid ICMS and non-compliance with regulations, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007, (ii) ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However, the tax authorities classify crystallized sugar as a semi-finished product therefore, subject to ICMS taxation and (iii), ICMS with holdings rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked, (iv) disallowance of ICMS tax credits in the sale of diesel fuel to customers engaged in the agroindustrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not the Company’s core business, ICMS cannot be offset, (e) ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration and (f) requirement resulting from disallowance of ICMS credits arising from purchases of goods from companies that, after operations, had their tax registrations revoked. It happens that the State Treasury.

b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	September 30, 2014	December 31, 2013
Civil	891,291	832,311
Labor	393,840	502,697

	1,285,131	1,335,008

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Preferred shareholders payable in subsidiaries

At June 27, 2014, Cosan transferred all its common shares issued by Raízen Energia S.A. and Raízen Combustíveis S.A. and debts, net of cash, totaling nearly R$1,979,519, represented by debentures and a working capital facility, to its subsidiary Cosan Investimentos e Participações S.A..

On June 27, 2014, Cosan executed an Investment and Other Terms Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial Plus II”), and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Therewith, FIP Multisetorial and FIP Razac subscribed non-voting preferred shares issued by Cosan Investimentos e Participações S.A. for the amount of R$2,000,000, recorded as financial liabilities in these financial statements.

The financial liability shall be measured taking into account as the "outstanding balance" the value of the initial investment plus the updated CDI deducted from dividends paid (also updated by CDI). The Company has the obligation to make payment to the Investors if the updated value of the contribution is not paid until April 30, 2021.

19	Stockholders’ Equity

a)	Share capital

As of September 30, 2014 Cosan Limited’s share capital is comprised of the following:

Shareholders	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holding Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Gávea Funds	22,298,230	12.79	-	-
Blackrock Inc.	9,522,224	5.46	-	-
MSOR Participações S.A.	1,811,250	1.04	-	-
Usina Bom Jesus S.A.	255,000	0.15	-	-
Treasury shares	5,996,502	3.44	-	-
Other	129,231,024	74.12	-	-

Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares entitle the holder to 10 votes per share and Class A share are entitled to one vote per share.

b)	Treasury shares

On September 16, 2011, the Board of Directors approved the repurchase of the Company’s own shares to be held in treasury, canceled or sold. The deadline for completion of the transaction was 365 days and the maximum repurchase price was US$ 100 million. The Company holds 5,996,502 treasury shares as of September 30, 2014 (5,996,502 shares on December 31, 2013) with a market value of R$ 26.37 as at September 30, 2014 (R$ 32.14 on December 31, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive income

	December 31, 2013	Comprehensive income	September 30, 2014
Foreign currency translation differences	(223,038)	(33,397)	(256,435)
Gain (loss) on cash flow hedge in
jointly controlled entity	43,384	(27,610)	15,774
Revaluation of investment property reclassified
from property, plant and equipment	190,735	-	190,735
Actuarial gain on defined benefit plan	16,092	1,999	18,091
Changes in value of available
for sale financial assets	(7,480)	41	(7,439)

Total	19,693	(58,967)	(39,274)

Attributable to:
Owners of the Company	(84,887)	(44,902)	(129,789)
Non-controlling interests	104,580	(14,065)	90,515

20	Earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of capital shares in outstanding during the year. Diluted earnings per share is calculated by adjusting average shares outstanding for the conversion of all potentially dilutive options.

The following table sets forth the calculation of earnings per share for the quarter ended on September 30, 2014, and 2013 (in thousands of Brazilian Reais, except per share amounts):

	July 1, 2014 to September 30, 2014		January 1, 2014 to September 30, 2014		July 1, 2013 to September 30, 2013		January 1, 2013 to September 30, 2013
Numerator
Profit from continuing operations
Basic		20,542		200,098		118,741		78,278
Dilutive effect of subsidiary's
stock option plan		(9,285)		(59,492)		(34,009)		(30,991)
Dilutive effect of put option		(15,601)		(15,601)		(15,601)		(15,601)
Diluted		(4,344)		125,005		69,131		31,686
Loss from discontinued operations		-		-		-		(3,369)

Denominator
Weighted average number
of shares outstanding		264,690,883		264,690,883		264,690,883		264,690,883

Basic earnings per share
Continuing operations	R$	0.08	R$	0.76	R$	0.45	R$	0.29
Discontinued operations		-		-		-	R$	(0.01)
	R$	0.08	R$	0.76	R$	0.45	R$	0.28
Diluted earnings per share
Continuing operations	R$	(0.02)	R$	0.47	R$	0.26	R$	0.12
Discontinued operations		-		-		-	R$	(0.01)
	R$	(0.02)	R$	0.47	R$	0.26	R$	0.11

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

21	Gross sales

	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Taxable gross revenue from
sales of products and services	2,789,716	7,996,404	2,812,226	7,723,664
Construction revenue	126,237	361,341	204,425	513,736
Indirect taxes and deductions	(553,703)	(1,592,320)	(582,140)	(1,587,741)

Net sales	2,362,250	6,765,425	2,434,511	6,649,659

22	Financial results

	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Financial expense
Interest expense	(233,088)	(621,330)	(247,349)	(627,516)
Indexation charges	(15,241)	(45,871)	(10,464)	(22,643)
Bank fees	(15,007)	(103,593)	(14,153)	(71,422)
	(263,336)	(770,794)	(271,966)	(721,581)
Financial income
Interest income	13,658	65,051	15,291	67,386
Indexation credits	3,807	9,792	4,308	7,799
Income from short term investments	33,939	98,330	29,001	90,686
Other	-	1,003	-	-
	51,404	174,176	48,600	165,871
Foreign exchange effects, net(1)
Foreign exchange effects, net	(200,171)	(103,612)	87,046	(222,862)
	(200,171)	(103,612)	87,046	(222,862)

Derivative income (losses)
Exchange rate and interest rate derivatives	124,412	51,225	(5,218)	139,395
	124,412	51,225	(5,218)	139,395

	(287,691)	(649,005)	(141,538)	(639,177)

(1) Includes gains (and losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

23	Other, net

	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014	July 1, 2013 to September 30, 2013	January 1, 2013 to September 30, 2013
Profit (loss) on port operations	2,322	10,126	1,306	(3,394)
Provisions for legal proceedings	(14,476)	(40,706)	(16,285)	(65,028)
(Loss) gain on disposal
of non-current assets	(2,580)	(7,387)	(237)	9,522
Costs to operation transactions(I)	(1,405)	(125,617)	-	-
Rental income	288	635	205	559
Changes in the fair value
of investment property	18,745	63,728	45,450	105,868
Allowance for doubtful accounts	-	703	(15,724)	(15,986)
Tax installments	(5,059)	(5,059)	-	-
Gain (loss) on corporate restructuring	(20)	4,459	8,071	8,071
Other	(2,307)	(4,334)	4,545	39,951

	(4,492)	(103,452)	27,331	79,563

(I) Costs with corporate restructuring in progress.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Foreign exchange risk;
•	Interest rate risk;
•	Credit risk;
•	Liquidity risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company's risk management policies, these policy and processes for the assessment and management of risks.

Risk management structure

The risks inherent to each type of business market are managed and monitored by the Company and, where applicable, risk committees are convened to discuss and determine the hedging strategy of the Company in accordance with its policies and guidelines.

As at September 30, 2014 and December 31, 2013, the fair values relating to transactions involving derivative financial instruments to mitigate the Company’s risk exposure were measured at fair market value using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	P&L(I)
COMGÁS derivatives
Exchange rate risk
Exchange rate derivatives
Swap agreements	828,442	828,442	259,233	209,532	259,233
	828,442	828,442	259,233	209,532	259,233

Other subsidiaries derivatives
Exchange rate risk
Exchange rate derivatives
Term agreements	149,920	232,220	16,159	25,713	16,159
	149,920	232,220	16,159	25,713	16,159

Interest rate and exchange rate risk
Lock exchange	37,351	-	1,895	-	1,895
Swap agreements (interest rate)	181,617	181,617	(196)	(13,573)	(196)
Swap agreements (interest and
exchange rate)	1,687,652	1,662,806	96,814	(39,078)	96,814
	1,906,620	1,844,423	98,513	(52,652)	98,513

Total financial instruments contracted by Company			373,906	182,593	373,906

Assets			643,296	513,934
Liabilities			(269,390)	(331,341)

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign exchange risk

The table below shows the consolidated position at September 30, 2014 of derivatives used to hedge exchange rates:

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$)	Notional (R$)	Fair Value (R$)
Composition of balance of derivative financial instruments non designated in hedge accounting
Financial instruments contracted by COMGÁS:
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jun-20	10,000	18,361	6,630
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jul-20	10,000	18,361	6,663
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Aug-20	10,000	18,361	6,831
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-20	14,381	26,406	9,815
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Oct-20	40,000	73,444	27,119
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-20	39,922	69,580	28,847
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	May-21	51,400	83,145	40,841
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	May-21	20,000	32,352	16,089
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	Sep-21	30,000	49,761	25,273
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	Sep-21	42,435	70,387	36,073
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	Jul-17	75,000	153,900	28,373
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	Feb-18	50,000	99,385	21,216
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	Aug-18	50,000	115,000	5,464

At September 30, 2014					443,138	828,442	259,233
At December 31, 2013					443,138	828,442	209,532

Financial instruments contracted by other subsidiaries
Term	Purchased	OTC	NDF	Nov-14	6,188	14,261	996
Term	Purchased	OTC	NDF	Nov-14	4,197	8,666	1,672
Term	Purchased	OTC	NDF	Feb-15	6,188	14,497	1,099
Term	Purchased	OTC	NDF	Feb-15	4,197	8,813	1,728
Term	Purchased	OTC	NDF	May-15	6,188	14,726	1,202
Term	Purchased	OTC	NDF	May-15	4,197	8,942	1,796
Term	Purchased	OTC	NDF	Aug-15	6,188	15,003	1,278
Term	Purchased	OTC	NDF	Aug-15	4,197	9,089	1,856
Term	Purchased	OTC	NDF	Nov-15	6,188	15,254	1,387
Term	Purchased	OTC	NDF	Nov-15	4,197	9,231	1,927
Term	Purchased	OTC	NDF	Feb-15	1,395	3,668	(119)
Term	Purchased	OTC	NDF	Feb-15	1,529	3,915	(31)
Term	Purchased	OTC	NDF	Feb-15	1,618	3,929	173
Term	Purchased	OTC	NDF	Feb-15	1,817	4,338	264
Term	Purchased	OTC	NDF	Feb-15	1,586	3,890	131
Term	Purchased	OTC	NDF	Feb-15	1,520	3,604	245
Term	Purchased	OTC	NDF	Feb-15	1,761	4,229	232
Term	Purchased	OTC	NDF	Feb-15	1,654	3,863	323

Sub-total Term at September 30, 2014					64,803	149,920	16,159
Sub-total Term at December 31, 2013					102,971	232,220	25,713

Swap	N/A	OTC	Swap	Aug-15	11,000	24,846	1,536
Swap	N/A	OTC	Swap	Dec-14	81,972	181,617	(196)
Swap	N/A	OTC	Swap	Mar-18	359,272	712,796	197,691
Swap	N/A	OTC	Swap	Mar-18	(359,272)	(712,796)	(197,691)
Swap	N/A	OTC	Swap	Sep-16	75,000	179,063	3,897

Sub-total Swap at September 30, 2014					167,972	385,525	5,236
Sub-total Swap at December 31, 2013					156,972	360,680	141,941

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Composition of balance of derivative financial instruments designated in hedge accounting
Lock exchange	N/A	OTC	Lock exchange	Oct-14	2,975	6,796	496
Lock exchange	N/A	OTC	Lock exchange	Oct-14	966	2,207	161
Lock exchange	N/A	OTC	Lock exchange	Oct-14	997	2,276	166
Lock exchange	N/A	OTC	Lock exchange	Oct-14	451	1,030	75
Lock exchange	N/A	OTC	Lock exchange	Oct-14	332	759	55
Lock exchange	N/A	OTC	Lock exchange	Oct-14	2,322	5,593	123
Lock exchange	N/A	OTC	Lock exchange	Oct-14	1,538	3,706	81
Lock exchange	N/A	OTC	Lock exchange	Oct-14	1,720	4,145	90
Lock exchange	N/A	OTC	Lock exchange	Oct-14	1,007	2,425	53
Lock exchange	N/A	OTC	Lock exchange	Oct-14	2,204	5,068	357
Lock exchange	N/A	OTC	Lock exchange	Oct-14	1,455	3,346	236

Sub-total lock exchange at September 30, 2014					15,967	37,351	1,895
Sub-total lock exchange at December 31, 2013					-	-	-

Swap	N/A	OTC	Swap	Mar-23	175,000	347,690	10,803
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	16,810
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	16,786
Swap	N/A	OTC	Swap	Mar-23	368,500	732,136	951
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(8,355)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	10,665
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,069)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	12,139
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	11,999
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,130)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	11,580
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(9,606)
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	7,589
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	3,787
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	3,884
Swap	N/A	OTC	Swap	Mar-23	75,000	167,775	(430)
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	11,270
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	6,509
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	3,435
Swap	N/A	OTC	Swap	Mar-23	10,000	21,319	1,914
Swap	N/A	OTC	Swap	Mar-23	65,000	144,014	10,080
Swap	N/A	OTC	Swap	Mar-23	(368,500)	(732,136)	(951)
Swap	N/A	OTC	Swap	Mar-23	(175,000)	(347,689)	(10,803)
Swap	Amortization Gain / Loss D1				-	-	1,525

Sub-total Swap at September 30, 2014					675,000	1,483,744	91,382
Sub-total Swap at December 31, 2013					675,000	1,483,744	(45,632)

Total Swap at September 30, 2014					842,972	1,906,620	98,513
Total Swap at December 31, 2013					831,972	1,844,423	(52,652)

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At September 30, 2014 and December 31, 2013, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in US Dollars and British pounds:

	September 30, 2014	December 31, 2013
Cash and cash equivalents	1,330,619	1,509,565
Trade receivables	28,188	24,453
Loans and borrowings	(1,241,138)	(3,814,871)

Foreign exchange exposure, net	117,669	(2,280,853)

Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to mitigate variable interest rate fluctuation risks.

Credit risk

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:

Investment securities
AAA	379,904
AA	819,211

At September 30, 2014	1,199,115

Liquidity risk

The table below demonstrates the Company’s non-derivative financial liabilities classified by due date at September 30, 2014. The amounts disclosed in the table are the contracted undiscounted cash flows.

	September 30, 2014					December 31, 2013
	Until 1 year	1 -2 years	3 – 5 years	More than 5 years	Total	Total
Loans and borrowings	(1,032,939)	(1,082,415)	(5,801,487)	(5,885,216)	(13,802,057)	(10,996,388)
Trade payables	(996,693)	-	-	-	(996,693)	(862,429)
REFIS payable	(84,425)	(74,792)	(220,720)	(717,731)	(1,097,668)	(1,075,019)

Total	(2,114,057)	(1,157,207)	(6,022,207)	(6,602,947)	(15,896,418)	(12,933,836)

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting – Fair Value

To mitigate the Company’s risks from volatility of foreign exchange rates and interest rates, the Company entered into certain derivative contracts that were designated for hedge accounting (fair value hedge) as of July 1, 2013, with the purpose of protecting the "2023 Senior Notes". The hedge relationship consists of swapping the cash flows (cross currency interest rate swaps) with a foreign currency risk (USD) for local currency (BRL) and a fixed interest rate for a fixed percentage of the CDI (local market). The table below shows the fair value and gain recognized in the statement of profit or loss:

September 30, 2014
Fair value of the Senior Notes 2023	1,234,277
Loss recognized in the financial result	(129,691)

Hedge accounting - Cash Flow

On September 1, 2014, the subsidiary Cosan Lubricants made the formal designation of derivative financial instruments to hedge exposure to exchange rate payments of imports of raw materials (base oil) subjected to hedge accounting, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy of risk management in the subsidiary taking the hedge, (iii) identification of the financial instrument, (iv) the object or covered transaction, (v) the nature of the risk being covered, (vi) a description of the coverage, (vii) the demonstration of the correlation between the hedge and the hedged, and (viii) the retrospective and prospective effectiveness of the hedge.

The Company recorded gains and losses considered to be effective for the purposes of hedge accounting in a specific account in equity until the hedged (hedged item) is paid, at which time this gain or loss of each instrument should affect the same line that gave rise to the hedged item. On September 30, 2014 impacts recorded in equity are as follows:

	Market	Risk	September 30, 2014
Rate lock and exchange variation of other financial	Future Dollar	Exchange	583
(-) Deferred taxes			(198)

Equity effect			385

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Below are the changes in the balances of other comprehensive income during the year:

Derivative	September 30, 2014
At December 31, 2013	-
Gain (loss) from the period
Exchange rate hedging and other financial instruments	810
Reclassification to inventories / cost of sales	(227)

Gain on cash flow hedge (before deferred taxes)	583

Deferred taxes on comprehensive income	385

Sensitivity analysis

A sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed to as of September 30, 2014 is presented below:

a)	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the US Dollar market rates as at September  30, 2014, which determines the fair values of the derivatives at that date. Stressed scenarios were defined based on impacts of a 25% and 50% change in the US Dollar exchange rates used in the probable scenario.

			Impacts on P&L(i)
	Risk factor	Probable scenario	Variation scenario (25%) Increase	Variation scenario (50%) Increase	Variation scenario (25%) Decrease	Variation scenario (50%) Decrease
COMGÁS Derivatives
Exchange rate and interest risks
Exchange rate derivatives
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	259,233	64,808	129,617	(64,808)	(129,617)
Exchange rate risks
Exchange rate derivatives
Term agreements
Purchasing agreements	Decrease in exchange
	rate R$/US$	16,159	55,417	94,676	(23,099)	(62,357)
Interest rate risk
Swap contracts	Decrease in LIBOR curve	(196)	(76)	(153)	77	154
Swap contracts	No risk - asset and	-	-	-	-	-
	liabilities same position	-	-	-	-	-
Exchange rate and interest risks
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	95,289	269,819	488,574	(161,002)	(390,265)

Total impact		370,486	389,969	712,714	(248,833)	(582,085)

(i) Exposure to fluctuations of COMGÁS absorbed by the asset (liability), which are passed on to customers through periodic tariff revisions.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Based on the financial instruments denominated in US Dollars at September 30, 2014 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions, as follows:

	Exchange rate sensitivity analysis (R$/US$)
	September 30, 2014	Scenario
		Probable	25%	50%	-25%	-50%
At September 30, 2014	2.4510	2.4510	3.0638	3.6765	1.8383	1.2255

Considering the above scenarios, profit or loss would be impacted as follows:

Exchange rate exposure	September 30, 2014
	Balance	25%	50%	-25%	-50%
Bonds and Debentures - USD	(1,241,138)	(310,285)	(620,569)	310,285	620,569
Cash and cash equivalents	64,971	16,243	32,485	(16,243)	(32,485)
Trade receivables	28,188	7,047	14,095	(7,047)	(14,095)

Effect on profit or loss		(286,995)	(573,989)	286,995	573,989

b)	Sensitivity analysis on changes in interest rates

The Company performed a sensitivity analysis on the interest rates on loans and borrowings and returns on CDI and LIBOR investments with increases and decreases of 25% and 50%, the results of which are presented below:

Exposure interest rate
	September 30, 2014
Operation	Balance	25%	50%	-25%	-50%
Short term investments	1,199,115	32,376	64,752	(32,376)	(64,752)
Investment securities	202,352	5,464	10,927	(5,464)	(10,927)
Loans and borrowings	(4,601,764)	(124,248)	(248,495)	124,248	248,495

Effect on profit or loss		(86,408)	(172,816)	86,408	172,816

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The categories of financial instruments are presented below:

	Financial assets at fair value through profit or loss	Loans and receivables	Total
Assets
Cash and cash equivalents	-	1,330,619	1,330,619
Trade receivables	-	1,278,577	1,278,577
Derivative financial instruments	643,296	-	643,296
Securities	-	202,352	202,352
Dividends receivable	-	162,602	162,602
Judicial deposits	-	398,480	398,480
Other financial assets	-	499,523	499,523

	643,296	3,872,153	4,515,449

	Financial liabilities at fair value through profit or loss
		Other financial liabilities	Total

Liabilities
Loans and borrowings	-	(7,644,098)	(7,644,098)
Derivative financial instruments	(269,390)	-	(269,390)
Trade payables	-	(996,693)	(996,693)
Dividends payable	-	(8,763)	(8,763)

	(269,390)	(8,649,554)	(8,918,944)

Capital management

The Company's policy is to maintain a solid capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses, which the Company defines as the result of operating activities divided by total net equity.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Fair value hierarchy

Financial instruments
measured at fair value	Level 1	Level 2	Total
At September 30, 2014
Derivative financial assets	-	643,296	643,296
Derivative financial liabilities	-	(269,390)	(269,390)
Pension plan assets	281,142	-	281,142

Total	281,142	373,906	655,048

At December 31, 2013
Derivative financial assets	-	513,934	513,934
Derivative financial liabilities	-	(735,793)	(735,793)
Pension plan assets	281,142	-	281,142

Total	281,142	(221,859)	59,283

26	Pension and post-employment benefit plans

	September 30, 2014	December 31, 2013
Futura	75,143	71,065
Futura II	587	828
COMGÁS	278,975	267,242

Total	354,705	339,135

Pension plans

Defined benefit

The Company's subsidiary Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and it was approved by the relevant authorities on May 5, 2011. During the nine months ended on September 30, 2014, the amount of contributions totaled R$ 7,005.

The obligations for post-employment benefits plans, include medical and early retirement incentives, disability and sickness allowance.

COMGÁS maintains with Bradesco Vida e Previdência S.A., a variable-contribution complementary open pension plan denominated Free Benefit Generating Plan (PGBL), approved by the Superintendency of Private Insurance (SUSEP). This is a fixed-income plan, the objective of which is to provide pension benefits in the form of lifetime monthly pensions.

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Defined contribution

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the nine month period ended on September 30, 2014, employers’ contributions to the plan totaled R$ 24,559. For the nine month period ended on September 30, 2014, an actuarial loss of R$ 1,710 was recognized in other comprehensive income.

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the nine month period ended September 30, 2014, the amounts of contributions of the sponsors for the plan totaled R$ 2,572 (R$ 2,590 for nine month period ended September 30, 2013).

27	Share-based payment

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees were approved, authorizing the issue of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

The changes in the plan during the period were:

	Number of options	Weighted- average exercise price
At December 31, 2013	9,345,000	23.74
Share options exercised	(1,818,000)	(25.11)
Concessions	985,000	39.02

At September 30, 2014	8,512,000	25.22

Cosan Limited

Notes to the consolidated interim financial statements

For the nine month period ended September 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28	Subsequent events

On October 1, 2014 at the Extraordinary General Meeting (EGM), the Company’s shareholders approved the partial spin-off of Cosan and merger of the spun-off portion into Cosan Logística S.A., which corresponds to Cosan’s logistics operations. The spin-off seeks a segregation of the Company’s activities in order that each business segment will focus on its sector, establishing suitable capital structures for each Company. It also seeks to provide the market with greater transparency on each Company’s performance, which will allow better evaluation from shareholders and investors about each business individually, allowing resources to be allocated accordance with to each shareholder’s interests and investment strategy. Cosan controls both Cosan S.A. and Cosan Logística with a 62.30% interest.

At September 30, 2014 the spun-off portion to Cosan Logística had a book value of R$975,854. Due to the partial spin-off, all of the shares issued by Cosan Logística previously held by Cosan, were canceled and subsequently 405,856,814 new Cosan Log’s shares were issued to the shareholders of Cosan in the proportion of 1:1. Cosan's shares will be traded ex-rights to receive Cosan Log’s shares as from October 6, 2014. Cosan Log’s shares will be traded on the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), initiating trading on October 6, 2014. These actions provided shareholders the same political and economic privileges conferred by shares of the Company they currently hold, without any distinction among investors. Furthermore, the Partial Spin-Off will not result in any change in the characteristics of Cosan’s shares or the advantages conferred by them.

Due to the Partial Spin-Off of Cosan S.A. and consequent transfer of the Spun-off Portion to Cosan Logística, the share capital of Cosan S.A. will be reduced by R$1,059,591, corresponding to the book value of the Spun-off Portion, without cancellation of Cosan S.A.’s shares, causing Cosan S.A.’s share capital to move from the current R$4,691,822 to R$3,632,231, remaining divided into 407,214,353 registered ordinary, nominative and without par value shares.

With approval of the spin-off, Cosan Logística will continue to invest in logistics assets replicating the successful model of the Company.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 10, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer